SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION QUARTERLY INFORMATION COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	September 30, 2010	Accounting Practices Adopted in Brazil

Registration with CVM SHOULD not BE CONSTRUED AS AN EVALUATION oF the company. company management is responsible for the information provided.

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer’s ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04
4 - NIRE (Corporate Registry ID)
33-300011595

01.02 – HEAD OFFICE

1 - ADDRESS RUA SÃO JOSÉ, 20 GR, 1602 PARTE			2 - DISTRICT CENTRO
3 - ZIP CODE 20010-020	4 - CITY RIO DE JANEIRO			5 - STATE RJ
6 - AREA CODE 21	7 - TELEPHONE 2141-1800	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 21	12 - FAX 2141-1809	13 - FAX -	14 – FAX -
15 - E-MAIL invrel@csn.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME PAULO PENIDO PINTO MARQUES
2 - ADDRESS AV. BRIGADEIRO FARIA LIMA, 3400, 20º ANDAR			3 - DISTRICT ITAIM BIBI
4 - ZIP CODE 04538-132	5 - CITY SÃO PAULO			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3049-7100	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3049-7212	14 - FAX -	15 – FAX -
16 - E-MAIL paulopenido@csn.com.br

01.04 – REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2010	12/31/2010	3	7/1/2010	9/30/2010	2	4/1/2010	6/30/2010
09 - INDEPENDENT ACCOUNTANT KPMG AUDITORES INDEPENDENTES					10 - CVM CODE 00418-9
11. TECHNICIAN IN CHARGE ANSELMO NEVES MACEDO					12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S ID) 033.169.788-28

01.05 – CAPITAL STOCK

Number of Shares (In thousands)	1- CURRENT QUARTER 9/30/2010	2- PREVI0US QUARTER 6/30/2010	3 – SAME QUARTER PREVI0US YEAR 9/30/2009
Paid-in Capital
1 – Common	1,510,359	1,510,359	1,510,359
2 – Preferred	0	0	0
3 – Total	1,510,359	1,510,359	1,510,359
Treasury Shares
4 – Common	52,389	52,389	52,389
5 – Preferred	0	0	0
6 – Total	52,389	52,389	52,389

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industry and Other Types of Company
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 1060 – Metallurgy and Steel Industry
5 - MAIN ACTIVITY MANUFACTURING, TRANSFORMATION AND TRADING OF STEEL PRODUCTS
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE AND CLASS OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE WHEN ISSUED (In reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 10/28/2010	2 - SIGNATURE

02.01 – BALANCE SHEET - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTI0N	3 - 9/30/2010	4 - 6/30/2010
1	Total Assets	34,366,910	33,585,424
1.01	Current Assets	5,159,287	5,626,688
1.01.01	Cash and Cash Equivalents	57,740	507,817
1.01.01.01	Cash	9,239	33,017
1.01.01.02	Cash Equivalents	48,501	474,800
1.01.02	Receivables	2,502,793	2,618,540
1.01.02.01	Customers	1,316,203	1,429,378
1.01.02.01.01	Accounts Receivable Subsidiaries	883,846	915,191
1.01.02.01.02	Trade Accounts Receivable	781,934	859,959
1.01.02.01.03	Allowance for Doubtful Accounts	(349,577)	(345,772)
1.01.02.02	Sundry Receivables	1,186,590	1,189,162
1.01.02.02.01	Employees	5,712	7,208
1.01.02.02.02	Corporate Income Tax and Social Contribution Recoverable	89,251	140,960
1.01.02.02.03	Deferred Income Tax and Social Contribution Taxes	411,585	579,335
1.01.02.02.06	Other Taxes	105,493	103,569
1.01.02.02.07	Proposed Dividends Receivable	170,559	176,349
1.01.02.02.08	Marketable securities available for sale	244,882	119,757
1.01.02.02.09	Other Receivables	159,108	61,984
1.01.03	Inventories	2,588,971	2,485,136
1.01.04	Other	9,783	15,195
1.01.04.01	Prepaid Expenses	9,783	15,195
1.02	Noncurrent Assets	29,207,623	27,958,736
1.02.01	Long-Term Assets	3,130,271	3,101,707
1.02.01.01	Sundry Receivables	482,255	487,757
1.02.01.01.01	Securities Receivables	22,905	23,131
1.02.01.01.02	Deferred Income Tax and Social Contribution Taxes	330,958	345,847
1.02.01.01.04	Other Taxes	128,392	118,779
1.02.01.02	Receivables from Related Parties	1,197,800	1,197,800
1.02.01.02.01	Associated and Related Companies	1,197,800	1,197,800
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	1,450,216	1,416,150
1.02.01.03.01	Judicial Deposits	1,257,364	1 ,222,253
1.02.01.03.02	Prepaid Expenses	28,285	29,030
1.02.01.03.03	Other	164,567	164,867
1.02.02	Permanent Assets	26,077,352	24,857,029
1.02.02.01	Investments	17,851,623	16,843,062
1.02.02.01.01	Interest in Associated/Related Companies	0	0
1.02.02.01.02	Interest in Associated/Related Companies - Goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	17,841,389	16,833,012
1.02.02.01.04	Interest in Subsidiaries - Goodwill	0	0

02.01 – BALANCE SHEETS - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTI0N	3 – 9/30/2010	4 – 6/30/2010
1.02.02.01.05	Other Investments	10,234	10,050
1.02.02.02	Property, Plant and Equipment	8,113,921	7,900,069
1.02.02.02.01	In operation, Net	6,619,728	6,609,150
1.02.02.02.02	In Construction	1,404,911	1,205,436
1.02.02.02.03	Land	89,282	85,483
1.02.02.03	Intangible Assets	86,977	87,924
1.02.02.04	Deferred Charges	24,831	25,974

02.02 – BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTI0N	3 - 9/30/2010	4 – 6/30/2010
2	Total Liabilities	34,366,910	33,585,424
2.01	Current Liabilities	4,084,840	4,252,349
2.01.01	Loans and Financing	1,630,431	1,920,342
2.01.02	Debentures	10,556	22,177
2.01.03	Suppliers	380,458	437,590
2.01.04	Taxes, Fees and Contributions	931,611	916,289
2.01.04.01	Salaries and Social Charges	129,998	112,959
2.01.04.02	Taxes Payable	169,561	48,381
2.01.04.03	Deferred Income Tax and Social Contribution	2,428	0
2.01.04.05	Taxes Paid by Installments	629,624	754,949
2.01.05	Dividends Payable	268,604	179,759
2.01.06	Provisions	93,698	94,291
2.01.06.01	Civil and Labor Contingencies	195,975	196,568
2.01.06.02	Judicial Deposits	(102,277)	(102,277)
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	769,482	681 ,901
2.01.08.01	Accounts Payable - Subsidiaries	379,525	376,627
2.01.08.02	Other	389,957	305,274
2.02	Noncurrent Liabilities	22,727,922	22,438,177
2.02.01	Long-Term Liabilities	22,727,922	22,438,177
2.02.01.01	Loans and Financing	12,154,698	11,940,600
2.02.01.02	Debentures	600,000	600,000
2.02.01.03	Provisions	809,380	722,326
2.02.01.03.01	Tax Contingencies	1,886,281	1,855,777
2.02.01.03.02	Environmental Contingencies	148,317	122,240
2.02.01.03.03	Social Security Contingencies	67,003	67,003
2.02.01.03.04	Judicial Deposits	(1,345,810)	(1,345,810)
2.02.01.03.05	Deferred Income Tax and Social Contribution taxes	53,589	23,116
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	9,163,844	9,175,251
2.02.01.06.01	Provision for investment losses	43,804	35,631
2.02.01.06.02	Accounts Payable – Associated Companies	8,097,713	8,069,104
2.02.01.06.03	Provision for Pension Fund	0	0
2.02.01.06.04	Taxes Paid by Installments	816,120	852,451
2.02.01.06.05	Other	206,207	218,065
2.03	Deferred Income	0	0
2.05	Shareholders’ Equity	7,554,148	6,894,898
2.05.01	Paid-In Capital Stock	1,680,947	1,680,947
2.05.02	Capital Reserves	30	30
2.05.03	Revaluation Reserves	0	0

02.02 – BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTI0N	3 - 9/30/2010	4 – 6/30/2010
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Associated and Related Companies	0	0
2.05.04	Profit Reserves	4,265,935	4,265,935
2.05.04.01	Legal	336,190	336,190
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profits / Retained Earnings	3,779,357	3,779,357
2.05.04.05	Retention of Profits	0	0
2.05.04.06	Special For Undistributed Dividends	0	0
2.05.04.07	Other Profit Reserves	150,388	150,388
2.05.04.07.01	From Investments	1,341,947	1,341,947
2.05.04.07.02	Treasury Shares	(1,191,559)	(1,191,559)
2.05.05	Equity Valuation Adjustments	(200,766)	(240,642)
2.05.05.01	Securities Adjustments	237,512	181,406
2.05.05.02	Accumulated Translation Adjustments	(438,278)	(422,048)
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/ Accumulated Losses	1,808,002	1,188,628
2.05.07	Advance for Future Capital Increase	0	0

03.01 – STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 - 7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
3.01	Gross Revenue from Sales and/or Services	3,419,262	10,392,325	3,073,067	7,871,571
3.02	Gross Revenue Deductions	(723,563)	(2,263,199)	(606,253)	(1,662,440)
3.03	Net Revenue from Sales and/or Services	2,695,699	8,129,126	2,466,814	6,209,131
3.04	Cost of Goods Sold and/or Services Rendered	(1,473,117)	(4,440,699)	(1,634,043)	(4,204,669)
3.04.01	Depreciation, Depletion and Amortization	(163,307)	(488,335)	(139,361)	(418,848)
3.04.02	Other	(1,309,810)	(3,952,364)	(1,494,682)	(3,785,821)
3.05	Gross Income	1,222,582	3,688,427	832,771	2,004,462
3.06	Operating Income/Expenses	(360,702)	(1,399,136)	345,216	22,995
3.06.01	Selling Expenses	(139,634)	(445,911)	(115,861)	(332,763)
3.06.01.01	Depreciation and Amortization	(1,357)	(3,998)	(1,278)	(3,656)
3.06.01.02	Other	(138,277)	(441,913)	(114,583)	(329,107)
3.06.02	General and Administrative	(76,212)	(237,222)	(82,448)	(237,695)
3.06.02.01	Depreciation and Amortization	(2,485)	(7,068)	(1,857)	(5,589)
3.06.02.02	Other	(73,727)	(230,154)	(80,591)	(232,106)
3.06.03	Financial	(403,407)	(1,565,785)	(309,289)	(290,434)
3.06.03.01	Financial Income	58,422	360,260	92,675	260,980
3.06.03.02	Financial Expenses	(461,829)	(1,926,045)	(401,964)	(551,414)
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	359,155	29,250	585,321	1,608,590
3.06.03.02.02	Financial Expenses	(820,984)	(1,955,295)	(987,285)	(2,160,004)
3.06.04	Other Operating Income	2,954	109,496	840,289	945,712
3.06.05	Other Operating Expenses	(109,418)	(41 5,935)	(158,545)	(388,278)
3.06.06	Equity Pick-Up	365,015	1,156,221	171,070	326,453
3.07	Operating Income	861,880	2,289,291	1,177,987	2,027,457
3.08	Non-operating Income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0

03.01 – STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 - 7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
3.09	Income before Taxes/Profit Sharing	861,880	2,289,291	1,177,987	2,027,457
3.10	Provision for Income and Social Contribution Taxes	(92,090)	(95,761)	(121,915)	(540,619)
3.11	Deferred Income Taxes	(61,212)	(117,915)	79,510	329,212
3.11.01	Deferred Income Tax	(43,317)	(87,781)	58,410	242,760
3.11.02	Deferred Social Contribution	(17,895)	(30,134)	21,100	86,452
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.15	Income/Loss for the Period	708,578	2,075,615	1,135,582	1,816,050
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	1,457,970	1,457,970	1,457,970	1,457,970
	EARNINGS PER SHARE (in Reais)	0.48600	1.42363	0.77888	1.24560
	LOSS PER SHARE (in Reais)

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 – 7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
4.01	Net Cash from Operating Activities	496,761	1,846,720	519,521	(1,205,907)
4.01.01	Cash Generated in the Operations	777,626	3,007,233	1,218,178	1,061,906
4.01.01.01	Net Income for the Period	708,578	2,075,615	1,135,582	1,816,050
4.01.01.02	Foreign Exchange and Monetary Variation, net	(334,678)	69,279	497,353	(864,771)
4.01.01.03	Provision for Charges on Loans	476,376	1,354,166	404,205	981,914
4.01.01.04	Depreciation/Amortization/Depletion	175,400	507,651	142,497	428,093
4.01.01.05	Minority Interest	0	0	0	0
4.01.01.06	Deferred Income and Social Contribution Taxes	61,212	117,915	(79,507)	(329,209)
4.01.01.07	Provision for Swap	0	0	0	0
4.01.01.08	Provision for Contingencies	25,252	68,298	34,489	80,853
4.01.01.09	Income form theWrite-off of Assets Sold	0	0	16,421	32,154
4.01.01.10	Provision for Actuarial Liability	0	0	(10,930)	(32,213)
4.01.01.11	Equity Pick Up	(365,015)	(1,156,221)	(171,070)	(326,453)
4.01.01.12	Gains and Losses on Percentage Variation	0	0	(828,312)	(828,312)
4.01.01.13	Other Provisions	30,501	(29,470)	77,450	103,800
4.01.02	Changes in Assets and Liabilities	(280,865)	(1,160,513)	(698,657)	(2,267,813)
4.01.02.01	Accounts Receivable	(28,187)	(89,707)	(231,775)	(149,822)
4.01.02.02	Inventories	(89,140)	(527,472)	439,029	624,305
4.01.02.03	Taxes to Offset	41,151	383,232	(77,068)	(541,914)
4.01.02.04	Suppliers	(53,093)	44,657	(661,023)	(986,697)
4.01.02.05	Salaries and Social Charges	27,920	(20,735)	21,575	31,947
4.01.02.06	Taxes	128,682	253,830	76,100	450,733
4.01.02.07	Contingent Liabilities	11,688	26,432	(31,879)	(11,922)
4.01.02.08	Interest Paid	(359,463)	(1,000,868)	(371,442)	(738,866)
4.01.02.09	Tax paid in installments – Refis	(48,657)	(365,332)	0	0
4.01.02.10	Judicial Deposits	(4,906)	(18,142)	(4,671)	(720,132)
4.01.02.11	Marketable securities available for sale	119,757	0	0	0

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 – 7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
4.01.02.12	Interest on Shareholders’ Equity and Dividends	7,773	199,422	(225,765)	0
4.01.02.14	Accounts payable - subsidiaries	2,311	13,905	(88,016)	125,680
4.01.02.15	Receivables from subsidiaries	(97,493)	(97,493)	362,431	(403,373)
4.01.02.17	Other	60,792	37,758	93,847	52,248
4.01.03	Other	0	0	0	0
4.02	Net Cash from Investment Activities	(1 ,223,447)	(4,085,961)	1,269,411	3,900,325
4.02.04	Investments	(849,047)	(3,746,639)	(398,939)	(1,023,277)
4.02.05	Property, Plant and Equipment	(374,400)	(872,726)	(289,713)	(850,849)
4.02.06	Intangible Assets	0	0	0	0
4.02.07	Decrease in subsidiary capital	0	234,172	1,958,063	5,774,451
4.02.08	Cash from merger of subsidiary	0	299,232	0	0
4.03	Net Cash from Financing Activities	276,678	(575,902)	3,249,840	473,419
4.03.01	Loans and Financing - Funding	492,947	1,765,517	3,969,566	4,975,079
4.03.02	Financial Institutions - Payment	(215,910)	(780,662)	(719,706)	(1 383,242)
4.03.03	Treasury Shares	0	0	0	(1,350,307)
4.03.04	Interest on Shareholders’ Equity and Dividends	(359)	(1,560,757)	(20)	(1,768,111)
4.04	Foreign Exchange Variation on Cash and Cash Equivalents	(69)	(36)	(979,452)	(980,612)
4.05	Increase (Decrease) in Cash and Cash Equivalents	(450,077)	(2,815,179)	4,059,320	2,187,225
4.05.01	Opening Balance of Cash and Cash Equivalents	507,817	2,872,919	747,758	1,269,546
4.05.02	Closing Balance of Cash and Cash Equivalents	57,740	57,740	4,807,078	3,456,771

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 7/1/2010 TO 9/30/2010 (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	30	0	4,265,935	1,188,628	(240,642)	6,894,898
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	30	0	4,265,935	1,188,628	(240,642)	6,894,898
5.04	Income/Loss for the Period	0	0	0	0	708,578	0	708,578
5.05	Allocations	0	0	0	0	(89,204)	0	(89,204)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	(89,204)	0	(89,204)
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Profit Reserve Realization	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	39,876	39,876
5.07.01	Securities Adjustments	0	0	0	0	0	56,105	56,105
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(16,229)	(16,229)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	1,680,947	30	0	4,265,935	1,808,002	(200,766)	7,554,148

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2010 TO 9/30/2010 (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	30	0	4,265,970	0	(382,314)	5,564,633
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	30	0	4,265,970	0	(382,314)	5,564,633
5.04	Net Income/Loss for the Period	0	0	0	0	2,075,615	0	2,075,615
5.05	Allocations	0	0	0	0	(267,613)	0	(267,613)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	(267,613)	0	(267,613)
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	181,548	181,548
5.07.01	Securities Adjustments	0	0	0	0	0	200,627	200,627
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(1 9,079)	(19,079)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	(35)	0	0	(35)
5.13	Closing Balance	1,680,947	30	0	4,265,935	1,808,002	(200,766)	7,554,148

08.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1- CODE	2 – DESCRIPTION	3 - 9/30/2010	4 - 6/30/2010
1	Total Assets	36,395,860	32,662,337
1.01	Current Assets	18,994,489	15,955,672
1.01.01	Cash and Cash Equivalents	11,483,807	9,672,152
1.01.01.01	Cash	121,254	165,968
1.01.01.02	Cash Equivalents	11,362,553	9,506,184
1.01.02	Receivables	3,906,923	2,937,785
1.01.02.01	Customers	1,345,098	1,298,017
1.01.02.01.02	Trade Accounts Receivable	1,774,096	1,693,057
1.01.02.01.03	Allowance for Doubtful Accounts	(428,998)	(395,040)
1.01.02.02	Sundry Receivables	2,561,825	1,639,768
1.01.02.02.01	Employees	19,599	21,691
1.01.02.02.02	Corporate Income Tax and Social Contribution Recoverable	203,820	205,817
1.01.02.02.03	Deferred Income and Social Contribution Taxes	634,937	784,686
1.01.02.02.05	Other Taxes	248,358	244,377
1.01.02.02.06	Investments in securities	1,375,993	317,603
1.01.02.02.07	Other Receivables	79,118	65,594
1.01.03	Inventories	3,378,032	3,169,689
1.01.04	Other	225,727	176,046
1.01.04.01	Financial Instruments Guarantee Margin	205,273	147,109
1.01.04.02	Prepaid Expenses	20,454	28,937
1.02	Noncurrent Assets	17,401,371	16,706,665
1.02.01	Long-Term Assets	3,394,848	3,497,551
1.02.01.01	Sundry Receivables	1,245,969	1,376,251
1.02.01.01.01	Securities Receivables	101,562	211,721
1.02.01.01.02	Deferred Income and Social Contribution Taxes	892,970	938,347
1.02.01.01.03	Other Taxes	251,437	226,183
1.02.01.02	Receivables from Related Parties	479,120	479,120
1.02.01.02.01	Associated and Related Companies	0	0
1.02.01.02.02	Subsidiaries	479,120	479,120
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	1,669,759	1,642,180
1.02.01.03.01	Judicial Deposits	1,275,544	1,240,641
1.02.01.03.02	Prepaid Expenses	116,676	117,026
1.02.01.03.03	Securities	0	0
1.02.01.03.04	Other	277,539	284,513
1.02.02	Permanent Assets	14,006,523	13,209,114
1.02.02.01	Investments	642,840	511,045
1.02.02.01.01	Interest in Associated/Related Companies	0	0
1.02.02.01.02	Interest in Subsidiaries	0	0
1.02.02.01.03	Other investments	642,840	511,045
1.02.02.02	Property, Plant and Equipment	12,870,898	12,199,654

08.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1- CODE	2- DESCRIPTION	3 - 9/30/2010	4 - 6/30/2010
1.02.02.02.01	In Operation, Net	8,994,424	9,046,489
1.02.02.02.02	Under Construction	3,705,576	3,026,886
1.02.02.02.03	Land	170,898	126,279
1.02.02.03	Intangible Assets	465,244	468,983
1.02.02.04	Deferred Charges	27,541	29,432

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2010	4 - 6/30/2010
2	Total Liabilities	36,395,860	32,662,337
2.01	Current Liabilities	5,709,159	4,117,301
2.01.01	Loans and Financing	2,879,151	1,435,768
2.01.02	Debentures	23,344	33,159
2.01.03	Suppliers	633,667	691,768
2.01.04	Taxes, Fees and Contributions	1,195,323	1,107,928
2.01.04.01	Salaries and Social Charges	188,888	167,041
2.01.04.02	Taxes Payable	365,114	152,445
2.01.04.03	Taxes Paid by Installments	633,492	784,018
2.01.04.04	Deferred Income and Social Contribution Taxes	7,829	4,424
2.01.05	Dividends Payable	268,326	179,030
2.01.06	Provisions	112,401	109,382
2.01.06.01	Contingencies	223,885	220,866
2.01.06.02	Judicial Deposits	(111,484)	(111,484)
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	596,947	560,266
2.01.08.01	Accounts payable – Subsidiaries	140,805	140,768
2.01.08.02	Other	456,142	419,498
2.02	Noncurrent Liabilities	23,023,334	21,553,457
2.02.01	Long-Term Liabilities	23,023,334	21,553,457
2.02.01.01	Loans and Financing	16,949,964	15,409,438
2.02.01.02	Debentures	1,068,119	1,062,978
2.02.01.03	Provisions	897,358	803,479
2.02.01.03.01	Labor and Social Security Contingencies	109,280	108,302
2.02.01.03.02	Civil Contingencies	18,280	18,501
2.02.01.03.03	Tax Contingencies	1,905,379	1,875,663
2.02.01.03.04	Environmental Contingencies	148,840	122,748
2.02.01.03.05	Judicial Deposits	(1,387,578)	(1,387,339)
2.02.01.03.06	Deferred Income and Social Contribution Taxes	103,157	65,604
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	4,107,893	4,277,562
2.02.01.06.01	Provision for investment loss	0	0
2.02.01.06.02	Accounts Payable – Subsidiaries	3,003,860	2,977,760
2.02.01.06.03	Pension Fund Provision	0	0
2.02.01.06.04	Taxes Paid by Installments	846,237	1,034,820
2.02.01.06.05	Other	257,796	264,982
2.03	Deferred Income	0	0
2.04	Minority Interests	143,229	142,327
2.05	Shareholders’ Equity	7,520,138	6,849,252
2.05.01	Paid-In Capital	1,680,947	1 ,680,947

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2010	4 - 6/30/2010
2.05.02	Capital Reserves	30	30
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Associated and Related Companies	0	0
2.05.04	Profit Reserves	4,231,924	4,220,289
2.05.04.01	Legal	336,190	336,190
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profits	3,779,357	3,779,357
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special For Undistributed Dividends	0	0
2.05.04.07	Other Profit Reserves	116,377	104,742
2.05.04.07.01	From Investments	1,341,947	1,341,947
2.05.04.07.02	Treasury Shares	(1,191,559)	(1,191,559)
2.05.04.07.03	Unrealized Profit	(34,011)	(45,646)
2.05.05	Equity Valuation Adjustments	(200,800)	(240,642)
2.05.05.01	Securities Adjustments	251,939	181,406
2.05.05.02	Accumulated Translation Adjustments	(452,739)	(422,048)
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/Accumulated Losses	1,808,037	1,188,628
2.05.07	Advance for Future Capital Increase	0	0

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 - 7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
3.01	Gross Revenue from Sales and/or Services	4,770,051	13,520,775	3,714,446	10,193,677
3.02	Deductions from Gross Revenue	(821,216)	(2,514,751)	(728,676)	(2,272,222)
3.03	Net Revenue from Sales and/or Services	3,948,835	11,006,024	2,985,770	7,921,455
3.04	Cost of Goods Sold and/or Services Rendered	(2,024,585)	(5,814,261)	(1,890,655)	(5,294,587)
3.04.01	Depreciation, Depletion and amortization	(214,994)	(642,422)	(1 88,161)	(557,754)
3.04.02	Other	(1,809,591)	(5,171,839)	(1,702,494)	(4,736,833)
3.05	Gross Profit	1,924,250	5,191,763	1,095,115	2,626,868
3.06	Operating Income/Expenses	(917,455)	(2,610,938)	247,601	(221,819)
3.06.01	Selling expenses	(175,118)	(545,554)	(177,882)	(456,492)
3.06.01.01	Depreciation and amortization	(1,741)	(5,135)	(1,604)	(4,570)
3.06.01.02	Other	(173,377)	(540,419)	(176,278)	(451,922)
3.06.02	General and Administrative	(143,262)	(391,000)	(120,721)	(348,486)
3.06.02.01	Depreciation and amortization	(8,588)	(24,783)	(6,131)	(18,302)
3.06.02.02	Other	(134,674)	(366,217)	(114,590)	(330,184)
3.06.03	Financial	(475,233)	(1,373,725)	(115,214)	49,803
3.06.03.01	Financial Income	232,218	448,989	299,527	1,167,609
3.06.03.02	Financial Expenses	(707,451)	(1,822,714)	(414,741)	(1,117,806)
3.06.03.02.01	Foreign Exchange and Monetary Variation, Net	(96,941)	(205,328)	520,842	884,088
3.06.03.02.02	Financial Expenses	(610,510)	(1,617,386)	(935,583)	(2,001,894)
3.06.04	Other Operating Income	14,126	151,295	863,167	1,006,944
3.06.05	Other Operating Expenses	(137,968)	(451,954)	(201,749)	(473,588)
3.06.06	Equity Pick-Up	0	0	0	0
3.07	Operating Income	1,006,795	2,580,825	1,342,716	2,405,049

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 - 7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
3.08	Non-Operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before Taxes/Profit Sharing	1,006,795	2,580,825	1,342,716	2,405,049
3.10	Provision for Income and Social Contribution Taxes	(195,695)	(248,866)	(213,520)	(790,943)
3.11	Deferred Income Taxes	(89,989)	(235,399)	20,467	239,124
3.11.01	Deferred Income Tax	(64,391)	(170,734)	16,274	177,719
3.11.02	Deferred Social Contribution	(25,598)	(64,665)	4,193	61,405
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.14	Minority Interest	(899)	(777)	0	0
3.15	Income/Loss for the Period	720,212	2,095,783	1,149,663	1,853,230
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	1,457,970	1,457,970	1,457,970	1,457,970
	EARNINGS PER SHARE (in reais)	0.49398	1.43747	0.78854	1.27110
	LOSS PER SHARE (in reais)

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD  (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 -7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
4.01	Net Cash from Operating Activities	1,210,607	2,464,645	244,053	(1,123,720)
4.01.01	Cash Generated in the Operations	1,572,865	4,379,907	926,496	900,278
4.01.01.01	Net Income	720,212	2,095,783	1,149,663	1,853,230
4.01.01.02	Monetary and Exchange Variation, net	(85,294)	187,144	(151,303)	(1,257,480)
4.01.01.03	Provision for Charges on Loans	341,406	1,030,674	235,278	782,355
4.01.01.04	Depreciation, Depletion and Amortization	233,678	680,695	195,896	580,626
4.01.01.05	Minority Interest	899	777	0	0
4.01.01.06	Deferred Income and Social Contribution Taxes	89,989	235,399	(20,468)	(239,124)
4.01.01.07	Provision for Swap Operations	224,875	88,161	244,930	(162,508)
4.01.01.08	Provision for Contingencies	32,442	61,378	37,275	90,772
4.01.01.09	Asset Sale and Write-Off Result	0	0	24,618	33,665
4.01.01.10	Provision for Actuarial Liabilities	0	0	(10,930)	(32,213)
4.01.01.11	Gains and Losses in Percentage Variation	0	0	(835,115)	(835,115)
4.01.01.12	Other Provisions	14,658	(104)	56,652	86,070
4.01.02	Variation in Assets and Liabilities	(362,258)	(1,915,262)	(682,443)	(2,023,998)
4.01.02.01	Accounts Receivable	(27,755)	(94,526)	(31,315)	(67,289)
4.01.02.02	Inventories	(203,334)	(806,236)	677,606	780,928
4.01.02.03	Taxes to Offset	(70,381)	222,091	(86,666)	(431,995)
4.01.02.04	Suppliers	(57,482)	126,312	(775,977)	(1,015,687)
4.01.02.05	Salaries and Social Charges	23,090	(16,578)	26,475	38,542
4.01.02.06	Taxes	41,142	73,953	151,320	545,963
4.01.02.07	Contingent Liabilities	(406)	26,130	(8,552)	13,157
4.01.02.08	Interest Paid	(309,948)	(934,821)	(476,004)	(999,573)
4.01.02.09	Taxes paid in installments - REFIS	(48,657)	(365,332)	0	0
4.01.02.10	Judicial Deposits	(25,820)	(42,775)	(34,158)	(751,583)
4.01.02.11	Marketable securities available for sale	175,675	(181,051)	0	0
4.01.02.13	Other	141,618	77,571	(125,172)	(136,461)

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD  (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 -7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
4.01.03	Other	0	0	0	0
4.02	Net Cash from Investment Activities	(2,360,465)	(3,857,036)	(1 09,199)	327,035
4.02.01	Payment of Derivative Operations	(193,663)	(226,404)	335,997	1,661,482
4.02.04	Investments	(1,303,185)	(1,337,402)	(359)	(359)
4.02.05	Property, Plant and Equipment	(863,612)	(2,275,584)	(444,421)	(1,332,371)
4.02.06	Intangible Assets	(5)	(17,646)	(416)	(1,717)
4.03	Net Cash from Financing Activities	3,349,363	5,072,473	2,985,234	1,745,723
4.03.01	Loans and Financing - Funding	3,609,567	7,438,332	5,347,088	6,547,917
4.03.02	Financial Institutions – Payment	(259,845)	(805,102)	(1,011,527)	(1,683,776)
4.03.03	Treasury Shares	0	0	(1 ,350,307)	(1,350,307)
4.03.04	Interest on Shareholders’ Equity and Dividends	(359)	(1,560,757)	(20)	(1,768,111)
4.04	Foreign Exchange Variation on Cash and Cash Equivalents	(387,850)	(283,017)	(292,425)	(1,264,606)
4.05	Increase (Decrease) in Cash and Cash Equivalents	1,811,655	3,397,065	2,827,663	(315,568)
4.05.01	Opening Balance of Cash and Cash Equivalents	9,672,152	8,086,742	6,080,881	9,224,112
4.05.02	Closing Balance of Cash and Cash Equivalents	11,483,807	11,483,807	8,908,544	8,908,544

11.01  – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 7/1/2010 TO 9/30/2010 (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	30	0	4,220,289	1,188,628	(240,642)	6,849,252
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	30	0	4,220,289	1,188,628	(240,642)	6,849,252
5.04	Net Income/Loss for the Period	0	0	0	0	720,212	0	720,212
5.05	Allocations	0	0	0	0	(89,204)	0	(89,204)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	(89,204)	0	(89,204)
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	39,842	39,842
5.07.01	Securities Adjustments	0	0	0	0	0	56,105	56,105
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(16,263)	(16,263)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	11,635	(11,599)	0	36
5.12.01	Unrealized Profit	0	0	0	11,670	(11,670)	0	0
5.12.02	Other	0	0	0	(35)	71	0	36
5.13	Closing Balance	1,680,947	30	0	4,231,924	1,808,037	(200,800)	7,520,138

11.02  – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2010 TO 9/30/2010 (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	30	0	4,211,770	0	(382,314)	5,510,433
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	30	0	4,211,770	0	(382,314)	5,510,433
5.04	Net Income/Loss for the Period	0	0	0	0	2,095,783	0	2,095,783
5.05	Allocations	0	0	0	0	(267,613)	0	(267,613)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	(267,613)	0	(267,613)
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	181,514	181,514
5.07.01	Securities Adjustments	0	0	0	0	0	200,627	200,627
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(19,113)	(19,113)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.07.04	Other Comprehensive Results	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	20,154	(20,133)	0	21
5.12.01	Unrealized Profit	0	0	0	20,189	(20,189)	0	0
5.12.02	Other	0	0	0	(35)	56	0	21
5.13	Closing Balance	1,680,947	30	0	4,231,924	1,808,037	(200,800)	7,520,138

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(In thousands of Reais, unless otherwise stated)

1.     OPERATIONS

The main activities of Companhia Siderúrgica Nacional (“CSN”) or “Company” are the production of flat steel products and its main industrial complex is the Presidente Vargas Steelworks (“UPV”) located in the city of Volta Redonda, State of Rio de Janeiro and iron ore production, whose mining operation is developed in the city of Congonhas, in the State of Minas Gerais.

CSN also explores limestone and dolomite in the branches in the State of Minas Gerais and tin in the State of Rondônia, in order to meet the needs of UPV and the surplus raw materials are traded with subsidiaries and third parties. In order to provide greater synergy to the processes, the Company also maintains strategic investments in mining companies, railroad, electricity, and cement. In addition, the Company is establishing a long steel plant in Volta Redonda (see Note 12 c).

The Company, aiming to get closer to clients and exploit markets on a global level, has a steel distributor, metal packaging plants, in addition to a galvanized steel plant in the southern region of Brazil and another in the southeast of Brazil to meet the demand of the home appliance, civil construction and automotive industries. Abroad, the Company has a steel rolling mill in Portugal and another mill in the United States.

The Company’s shares are listed on the Stock Exchanges in Brazil under ticker CSNA3 (BOVESPA) and in the United States - SID (NYSE).

2.     PRESENTATION OF THE QUARTERLY INFORMATION

The individual (Parent Company) and consolidated quarterly information was prepared in accordance with the accounting practices adopted in Brazil, which include the Brazilian Corporate Law, Pronouncements, Guidelines and Interpretations issued by the Committee for Accounting Pronouncements and rules issued by the Brazilian Securities and Exchange Commission (“CVM”), in effect on December 31, 2009, which will be different than those that will be used in the preparation of financial statements of December 31, 2010.

In 2009, the Committee for Accounting Pronouncements – CPC issued several pronouncements, interpretations and guidelines approved by the Brazilian Securities and Exchange Commission (CVM) and by the Federal Accounting Council, also in 2009, mandatory as of 2010.

CVM, through its Resolution 603 of November 10, 2009, authorized publicly-held companies to present their quarterly information throughout 2010, pursuant to the accounting practices in effect on December 31, 2009.

The Company’s Management started the process to assess the possible impacts caused by these new rules and, therefore, is disclosing its quarterly information related to September 30, 2010 based on the accounting practices effective as of December 31, 2009. This process involves revising internal controls, systems and other material aspects. The analyses are not advanced yet to allow a safe disclosure of possible effects of the adoption of the new accounting rules. In the Management’s preliminary evaluation, the main Pronouncements, Guidelines and Interpretations issued by the Committee for Accounting Pronouncements that may impact the financial statements as of the year ended December 31, 2010, are:

•         CPC 16 - Inventory

Due to possible changes on property, plant and equipment’s depreciation rates related to the revision of their useful lives, the cost of inventory and of products sold shall be impacted. Since there is not an estimate of the impacts of the change on the useful lives of property, plant and equipment, purpose of CPC 27, we cannot measure the impacts on the result for the year or shareholders’ equity. The Company is assessing other possible impacts from the adoption of this pronouncement.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

•         CPC 27 – Property, plant and equipment and ICPC 10 – Clarifications on Technical Pronouncements
CPC 27 – Property, plant and equipment and CPC 28 – Investment Property

The adoption of this pronouncement might change depreciation amounts recorded due to the revision of property, plant and equipment’ useful lives. The expected accounting effects will occur in depreciation cost and expenses in the year and, consequently, on property, plant and equipment’ residual amounts. The analysis of changes on property, plant and equipment’ useful lives is in progress and the effects of the possible changes have not been measured so far.

•         CPC 32 – Income Taxes

The adoption of this pronouncement is being evaluated regarding its impact on the calculation of deferred taxes, especially regarding the treatment of some temporary differences mentioned in paragraph 39 of this pronouncement. The Company’s Management has not concluded the analysis of this pronouncement and understands that it is not possible to safely measure the eventual impacts on the financial statements yet.

In addition to the topics mentioned above, the following accounting pronouncements can impact the Company’s financial statements. However, the Company’s Management has not concluded the possible impacts caused by the adoption of these pronouncements:

•         CPC 22 – Segment information

•         CPC 26 – Disclosure of financial statements

•         CPC 36 – Consolidated financial statements

•         CPC 38 – Financial instruments: Recognition and measurement

•         CPC 39 – Financial instruments: Presentation

•         CPC 40 – Financial instruments: Disclosure

•         ICPC 04 – Scope of CPC 10 – Share-based payment

•         ICPC 05 – Pronouncement CPC 10 Share-based payment – Transaction with the group’s shares and treasury shares

•         ICPC 08 – Accounting of proposed dividend payment

•         ICPC 09 – Individual financial statements, separate financial statements, consolidated financial statements and application of the equity accounting method

•         OCPC 03 – Financial instruments: Recognition, measurement and disclosure

The Company shall restate the quarterly information taking into consideration the application of the new rules until the issuance of annual financial statements.

Foreign currency translation

Foreign currency transactions are translated into reais using exchange rates in effect on the transaction dates. The result from balance sheet accounts are translated at the exchange rate on the balance sheet date, and US$1 was equivalent to R$1.6942 on September 30, 2010 (R$1.8015 on March 31, 2010). Foreign currency-denominated revenues, costs and expenses are translated at the average exchange rate of the month when they occur. Exchange gains and losses resulting from the settlement of such transactions and from the translation of foreign currency-denominated monetary assets and liabilities are recorded in the statement of income.

Approval by the Board of Directors

This quarterly information was approved by the Company’s Board of Directors on October 27, 2010.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

3.     MAIN ACCOUNTING PRACTICES

(a)      Determination of results of operations

The results of operations are recognized on an accrual basis. Revenues from the sale of products are recognized when all risks and rewards related to the goods ownership have been transferred to the buyer. Revenues from services rendered are recognized as services are provided.

The Company adopts as revenue recognition policy the date the product is delivered to the buyer, and when it can safely measure its value.

The income includes revenues, monetary and exchange charges and variations, restated according to official indices and rates levied on assets and liabilities and, when applicable, the effects of adjustments at market or realization value.

(b)      Current and noncurrent assets

•         Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other short-term investments of immediate liquidity, redeemable in up to 90 days from the balance sheet dates, immediately convertible into cash and with an insignificant risk of change in their market value. Deposit certificates that may be redeemed at any time without penalties are considered cash equivalents.

•         Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount, including the respective taxes and ancillary expenses and credits from clients in foreign currency corrected at the exchange rate as of the date of the financial statements. The allowance for doubtful accounts was recorded in an amount considered adequate to support possible losses. Management’s assessment takes into account the client’s history, the financial situation and the opinion of our legal advisors regarding the receipt of these credits for the recording of this provision.

•         Inventories

These are recorded at the lowest value between the cost and the net realizable value. The cost is determined using the average weighted cost method in the acquisition of raw materials, whereas products in progress and/or finished are measured at production or acquisition cost. Imports in progress are recorded at identified purchase cost.

•         Investments

Investments in subsidiaries, jointly-owned subsidiaries and associated companies are recorded and measured by the equity accounting method and the gains and losses are recognized in income for the period as operating income (or expenses). In the case of exchange variation of investment abroad whose functional currency is different to the Company’s currency, variations in the amount of investments deriving solely from the exchange variation are recorded in the "Equity Valuation Adjustment" account, in the Company’s shareholders’ equity, and are only registered in the result when the investment is sold or written-off by loss. Gains or transactions to be performed between the Company and its subsidiaries and related companies are eliminated. Other investments are recorded and held at cost.

When necessary, the accounting practices of the subsidiaries and jointly-owned subsidiaries are changed to ensure criteria, consistency and uniformity with the practices adopted by the Company.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

•         Property, plant and equipment

These are recorded at acquisition, formation or construction cost, including interest rates and other capitalized financial charges. Depreciation is calculated through the straight-line method, based on the remaining economic useful lives of the assets (Note 13), and depletion of the mines is calculated based on the quantity of iron ore extracted. Loans costs and interests are capitalized until the constructions in progress are concluded, in compliance with CPC 08.

Machinery, equipment, buildings and other items of property, plant and equipment are stated at the historical acquisition cost, monetarily restated up to December 31, 1995.

Improvements in existing assets will be added to property, plant and equipment, and maintenance and repair costs to the result, when incurred.

•         Asset impairment

Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed annually to identify evidences of non-recoverable losses, or also, whenever events or changes in circumstances indicate that the book value cannot be recovered. For valuation purposes, the assets are grouped in the smallest group of assets for which cash flows are identified separately.

•         Intangible assets

Intangible assets comprise of assets acquired from third parties, including by means of business combinations, and/or those internally generated.

These assets are recorded at the acquisition or formation cost, less amortization calculated through the straight-line method based on exploration or recovery terms.

Intangible assets with indefinite useful lives, as well as goodwill for expected future profitability, are no longer amortized as from January 1, 2009, and their recoverable value are tested on a yearly basis, or whenever it is necessary.

•         Deferred charges

In this group, just the remaining balances of deferred pre-operating expenses are maintained, which are amortized in accordance with the criteria prior to Law 11,638/07 due to the option offered by the CPC Technical Pronouncement 13 (Initial adoption of Law 11,638/07) and Provisional Measure 449/08.

•         Other current and noncurrent assets

Stated at their realization value, including, when applicable, the yields earned up to the date of the quarterly information or, in the case of prepaid expenses, at cost.

(c)      Current and noncurrent liabilities

These are stated at their known or calculable values, plus, when applicable, the corresponding charges and monetary and foreign exchange variations incurred up to the date of the financial statements.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

•       Employee benefits

i)    Pension obligations

The liability related to defined benefit pension plans is the present value of the defined benefit liability on the balance sheet date less the market value of the plan assets adjusted by actuarial gains or losses and cost of services rendered. The defined benefit liability is calculated annually by independent actuaries. The present value of the defined benefit liability is determined by the estimate of future cash outflow, using the interest rates of government bonds whose maturity terms are close to those of the related liability.

The actuarial gains and losses resulting from changes in the actuarial assumptions and changes to the pension plans are allocated or credited to income by the average remaining length of service of related employees.

For the defined contribution plans, the company pays contributions to government or private pension plans on a mandatory, contractual or voluntary basis. As soon as contributions are paid, the company has no other additional payments obligations. Regular contributions comprise the net costs for the period in which they are due, being included in personnel costs.

In compliance with Resolution 371/00, issued by the CVM, the Company has been recording the respective actuarial liabilities as from January 1, 2002, in accordance with the aforementioned reported resolution and based on independent actuary studies, which are carried out annually.

ii)   Profit sharing and bonuses

Profit sharing of employees is subject to achieving certain operating and financial targets, mainly allocated to the production cost when applicable and to general and administrative expenses.

•         Income and social contribution taxes

Income tax is calculated at rates of 15% plus an additional of 10% on taxable basis and social contribution on net income at a 9% rate on the taxable basis. In the calculation of taxes, the offsetting of the tax loss carryforward and negative basis of social contribution is also considered, and it is limited to 30% of the taxable income.

The deferred tax assets deriving from tax loss carry forwards, negative basis of social contribution on net income and temporary differences between calculation basis of tax on assets and liabilities and book values of the quarterly information were recorded in compliance with the CVM Rule 371/02 and took into consideration the historic profitability and the expectations of generating future taxable income, based on a technical study.

(d)      Financial instruments

i)    Classification and measurement

Financial assets are classified in the following categories: measured at fair value through profit and loss, loans and receivables, held to maturity and available for sale. The classification depends on the purpose for which the financial assets were acquired. The Company’s Management sets forth the classification of its financial assets at the initial recognition.

•         Financial assets measured at fair value through profit and loss

Financial assets measured at fair value through profit and loss are financial assets held for active and frequent trading. Derivatives are also categorized as held for trading and, therefore, are classified in this category, unless they have been recorded as hedge instruments. Assets in this category are classified as current. Gains or losses from variations in fair value of financial assets measured at fair value through profit and loss are recorded in the statement of income under "Financial income" in the period they occur, unless the instrument has been taken out in connection with another operation. In this case, variations are recorded in the same line as the income impacted by said operation.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

•         Loans and receivables

This category includes loans granted and receivables that are non-derivative financial assets with fixed payment or to be established, not priced at an active market. They are included as current assets, except those with a maturity term greater than 12 months after the balance sheet date (these are classified as noncurrent assets). Loans and receivables comprise loans to associated companies, trade accounts receivable, other accounts receivable, excluding short-term investments. Loans and receivables are accounted for at the amortized cost, using the effective interest rate method.

•         Financial assets held to maturity

They are basically financial assets that cannot be classified as loans and receivables and are acquired with the financial purpose and ability to be held in portfolio until maturity. They are measured at the amortized cost by the effective interest rate method.

•         Financial assets available for sale

These are non-derivative financial assets that are not classified in any other category. They are included in noncurrent assets, unless Management intends to dispose of the investment within 12 months after the balance sheet date. Financial assets available for sale are recorded at fair value. Interest on securities available for sale, calculated through the effective interest rate method, are booked as financial revenues in the statement of income. The amount corresponding to variation in fair value is recorded against shareholders’ equity, in the Equity Valuation Adjustments account and is realized against result during its settlement or impairment.

•         Fair value

Fair value of listed investments is based on current purchase prices. For financial assets without an active market or which are not publicly traded, the fair value is established through appraisal techniques, including the use of recent contracted operations from third parties, the use of other materially similar instruments as reference, discounted cash flow analysis and option pricing models that make the greatest possible use of information from the market and the least possible use of information generated by the Company’s Management.

On the balance sheet date, the Company assesses to verify whether there is any objective evidence that a given financial asset or group of financial assets is recorded at a value higher than its recoverable value (impairment). In case of financial assets available for sale, should there be any such evidence, the accrued loss (calculated as the difference between the acquisition cost and the current fair value less any impairment loss of such financial asset previously recorded in the result) is taken from the shareholders’ equity and recorded in the statement of income.

ii)   Derivative instruments and hedge activities

Initially, derivatives are recorded at their fair value on the date that derivative agreements are signed, being subsequently remeasured at their fair value. The resulting variations in fair value are booked against the result, except in the case of derivatives designated as cash flow hedge instruments.

In 2009, the Company maintained a financial instrument called total return equity swap, purpose of which is to increase the return on financial assets. This instrument was recorded at fair value and gains and losses were recognized in the statement of income.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

This instrument was recorded in other accounts payable, and its margin of guarantee in other accounts receivable; the instrument was settled on August 13, 2009.

Although the Company makes use of derivatives for protection purposes, it does not apply hedge accounting.

Fair value of derivative instruments is disclosed in Note 18.

(e)      Treasury shares

As established by the CVM Rule 10 of February 14, 1980, shares held in treasury are recorded at cost of acquisition, and the market value of these shares is calculated based on the average stock exchange quotation on the last day of the year.

(f)       Accounting estimates

Accounting estimates are required when the quarterly information is prepared, for recording certain assets, liabilities and other transactions. Therefore, the quarterly information includes estimates to measure allowance for doubtful accounts, provision for inventory losses, provisions for labor, civil, tax, environmental and social security liabilities, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments, employees’ benefits and Asset Retirement Obligation (ARO). The estimates and assumptions are periodically reviewed; however, the actual results can differ from these estimates.

4.     AMENDMENTS TO THE 2009 QUARTERLY INFORMATION AS REVIEWED BY CPC 2R

Quarterly information includes the changes introduced by the revision of CPC 02. Below is the Company’s charts with the effects from the application of CPC 2R.

•       Statement of Income

				9/30/2009
				Parent Company
	Adjusted balance	Adjustments of Resolution 624/10		Balance prior to adjustments
NET REVENUE	6,209,131			6,209,131
Cost of products and services sold	(4,204,669)			(4,204,669)
GROSS OPERATING INCOME	2,004,462			2,004,462
OPERATING EXPENSES AND REVENUES
Selling expenses	(332,763)			(332,763)
General and administrative expenses	(237,695)			(237,695)
Other operating expenses	557,436	113	(1)	557,323
OPERATING INCOME BEFORE FINANCIAL EFFECTS AND INTEREST	1,991,440	113		1,991,327
Financial expenses and revenues
Gains and losses for equity pick-up	326,453	(993,185)	(1)	1,319,638
Monetary and exchange variation, net	1,608,590	(262,108)	(1) e (2)	1,870,698
Other financial expenses/revenues	(1,899,023)	34,861	(1)	(1,933,884)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	2,027,460	(1,220,319)		3,247,779
Before income tax and social contribution	(211,410)	425,516	(3)	(636,926)
NET INCOME FOR THE PERIOD	1,816,050	(794,803)		2,610,853

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(1)   Change in the accounting treatment of the companies Islands VII, VIII, IX, X, XI; Tangua and International Investment Fund, previously accounted for as branches, and are now recorded as subsidiaries of CSN, pursuant to CVM Resolution 624 as of January 28, 2010.

(2)   Exchange rate variation of loans and financing from related party operations: Fixed rate notes, intercompany, prepayment and loan.

(3)   Income tax (IR) and social contribution on net income (CSLL) related to exchange rate variation of loans and financing from intercompany operations: Fixed rate notes, intercompany, prepayment and loan.

•       Cash flows

			9/30/2009
			Parent Company
	Adjusted	Adjustments of	Balance prior to
	balance	Resolution 624/10	adjustments
Cash flow from operating activities:
Net income for the period	1,816,050	(794,803)	2,610,853
Adjustments to reconciliate net income for the period with funds from operating activities:
- Monetary and exchange variations, net	(864,767)	1,927,479	(2,792,246)
- Provision for charges on loans and financing	981,914	(379,526)	1,361,440
- Equity pick-up	(326,453)	993,185	(1,319,638)
- Deferred income and social contribution taxes	(329,209)	(425,517)	96,308
- Sw ap provision		(9,264)	9,264
- Other w ithout the effect of CVM Resolution 624 (1)	(215,628)		(215,628)
	1,061,907	1,311,554	(249,647)
(Increase) decrease in assets:
- Credits w ith subsidiaries and associated companies	(403,373)	(1,827,647)	1,424,274
- Other	(195,961)	(3,300)	(192,661)
- Other w ithout the effect of CVM Resolution 624 (1)	82,391		82,391
	(516,943)	(1,830,947)	1,314,004
Increase (decrease) in liabilities:
- Accounts payable - subsidiary	125,680	69,394	56,286
- Other	549,120	(861)	549,981
- Other w ithout the effect of CVM Resolution 624 (1)	(1,686,804)		(1,686,804)
	(1,012,004)	68,533	(1,080,537)
Charges on paid loans and financing
- Interest paid	(738,866)	305,421	(1,044,287)
	(738,866)	305,421	(1,044,287)
Net cash from operating activities	(1,205,906)	(145,439)	(1,060,467)
Cash flow used in investing activities:
- Investments / advances for future capital increase	(1,023,277)	(2,017)	(1,021,260)
- Capital decrease - subsidiary	5,774,451	5,774,451
- Other w ithout the effect of CVM Resolution 624 (1)	(850,849)		(850,849)
Net cash used in investing activities	3,900,325	5,772,434	(1,872,109)
Cash flow from financing activities
- Loans and financing	4,975,079	(1,403,729)	6,378,808
- Financial institutions - principal	(1,383,242)	64,773	(1,448,015)
- Other w ithout the effect of CVM Resolution 624 (1)	(3,118,418)		(3,118,418)
Net cash used in financing activities	473,419	(1,338,956)	1,812,375
Exchange variation on cash and cash equivalents (2)	(980,613)		(980,613)
Increase (decrease) of cash and cash equivalents	2,187,225	4,288,039	(2,100,814)
Cash and cash equivalents at the beginning of the year	1,269,546	(6,122,133)	7,391,679
Cash and cash equivalents at the end of the year	3,456,771	(1,834,094)	5,290,865

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(1)  These refer to the total cash flow operations that were not amended by CVM Resolution 624 as of January 28, 2010.

(2)  For a better presentation, according to the CPC Technical Pronouncement 3 – Statements of cash flows, the exchange variations on cash and cash equivalents were reclassified in the parent company and consolidated.

•       Statement of Value Added

			9/30/2009
			Parent Company
	Adjusted	Adjustments of	Balance prior to
	result	Resolution 624/10	adjustments
Revenues
Sales of goods, products and services	7,771,005		7,771,005
Other revenues/expenses	797,827		797,827
Allow ance for/reversal of doubtful accounts	(80,599)		(80,599)
	8,488,233		8,488,233
Input acquired from third parties
Costs of products, goods and services sold	(4,209,657)		(4,209,657)
Materials, energy - Third party services - other	(545,369)	(113)	(545,482)
Asset impairment	(21,090)		(21,090)
	(4,776,116)	(113)	(4,776,229)
Gross value added	3,712,117	(113)	3,712,004

Retention
Depreciation, amortization and depletion	(428,092)		(428,093)
Net value added produced	3,284,025	(113)	3,283,911

Value added received in transfers
Equity pick-up	1,313,275	6,363	1,319,638
Financial income/assets exchange variation	(979,694)	250,869	(728,825)
Other	5,347		5,347
	338,928	257,232	596,160
Total value added to distribute	3,622,953	257,119	3,880,071

DISTRIBUTION OF VALUE ADDED
Personnel	521,775		521,774
Direct compensation	396,058		396,058
Benefits	90,508		90,508
Government Severance Indemnity Fund for Emp	35,209		35,208
Taxes, fees and contributions	987,554	425,518	1,413,072
Federal	755,049	425,517	1,180,566
State	220,163		220,163
Municipal	12,342		12,343
Third party capital remuneration	297,574	(963,202)	(665,628)
Interest	295,904	(963,202)	(667,298)
Rentals	1,670		1,670
Remuneration of shareholders' equity	1,816,050	794,803	2,610,853
Interest on shareholders' equity	273,564		273,564
Retained earnings	1,542,486	794,803	2,337,289
	3,622,953	257,119	3,880,071

06.01 – NOTES TO THE FINANCIAL STATEMENTS

5.     CONSOLIDATED QUARTERLY INFORMATION

The accounting practices were applied uniformly in all the consolidated companies.

The consolidated quarterly information for the period ended September 30, 2010 and June 30, 2010 include the following jointly-owned subsidiaries, direct and indirect subsidiaries, in addition to exclusive funds Diplic and Mugen, as follows:

•                Companies

	Ownership interest (%)
Companies	9/30/2010	6/30/2010	Main activities
Direct investment: full consolidation
CSN Islands VII	100.00	100.00	Financial operations
CSN Islands VIII	100.00	100.00	Financial operations
CSN Islands IX	100.00	100.00	Financial operations
CSN Islands X	100.00	100.00	Financial operations
CSN Islands XI	100.00	100.00	Financial operations
CSN Islands XII	100.00	100.00	Financial operations
Tangua	100.00	100.00	Financial operations
International Investment Fund	100.00	100.00	Equity interest and financial operations
CSN Energy	100.00	100.00	Equity interest
CSN Export	100.00	100.00	Financial operations, trading of products and equity interest
CSN Overseas	100.00	100.00	Equity interest and financial operations
CSN Panama	100.00	100.00	Equity interest and financial operations
CSN Steel	100.00	100.00	Equity interest and financial operations
TdBB S.A	100.00	100.00	Dorment Company
Sepetiba Tecon	99.99	99.99	Port Services
Mineração Nacional	99.99	99.99	Mining and equity interest
CSN Aços Longos	99.99	99.99	Steel and/or metal products industry and trade
Itaguaí Logística	99.99	99.99	Port logistics
Estanho de Rondônia - ERSA	99.99	99.99	Tin mining
Cia Metalic Nordeste	99.99	99.99	Packaging production and steel products distribution
Companhia Metalúrgica Prada	99.99	99.99	Packaging production and steel products distribution
CSN Cimentos	99.99	99.99	Cement production
Inal Nordeste	99.99	99.99	Steel products service center
CSN Gestão de Recursos Financeiros	99.99	99.99	Dorment Company
Congonhas Minérios	99.99	99.99	Mining and equity interest
CSN Energia	99.90	99.90	Electricity trading
Transnordestina Logística	77.02	77.02	Railroad logistics
Sociedade em Conta de Participação	39.47	39.47	Equity interest
Indirect investment: full consolidation
CSN Aceros	100.00	100.00	Equity interest
CSN Cayman - Encerrada em 31/08/2010		100.00	Financial operations, trading of products and equity interest
CSN Resources	100.00	100.00	Financial operations and equity interest
Companhia Siderurgica Nacional LLC	100.00	100.00	Steel
CSN Europe	100.00	100.00	Financial operations, trading of products and equity interest
CSN Ibéria	100.00	100.00	Financial operations and equity interest
CSN Portugal	100.00	100.00	Financial operations e trading of products
Lusosider Projectos Siderúrgicos	100.00	100.00	Equity interest
CSN Acquisitions	100.00	100.00	Financial operations and equity interest
CSN Finance UK Ltd	100.00	100.00	Financial operations and equity interest
CSN Holdings UK Ltd	100.00	100.00	Financial operations and equity interest
Energy I - Encerrada em 31/08/2010		99.99	Equity interest
Itamambuca Participações	99.99	99.99	Mining and equity interest
Lusosider Aços Planos	99.94	99.94	Steel and equity interest
Sociedade em Conta de Participação	60.53	60.53	Equity interest
CSN Energia	0.10	0.10	Electricity trading
Direct investment: proportional consolidation
Nacional Minérios	60.00	60.00	Mining and equity interest
Itá Energética	48.75	48.75	Electricity generation
MRS Logística	22.93	22.93	Railroad logistics
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electricity consortium
Aceros Del Orinoco	22.73	22.73	Equity interest
Indirect investment: proportional consolidation
Namisa International Minerios SLU	60.00	60.00	Equity interest and trading of products and mining
Namisa Europe	60.00	60.00	Equity interest and trading of products and mining
Pelotização Nacional	59.99	59.99	Mining and equity interest
MG Minérios	59.99	59.99	Mining and equity interest
MRS Logística	10.34	10.34	Railroad transport
Aceros Del Orinoco	9.08	9.08	Equity interest

06.01 – NOTES TO THE FINANCIAL STATEMENTS

•                Exclusive Funds

	Ownership interest (%)
Specific purpose entities	9/30/2010	6/30/2010	Main activities
Direct interest: full consolidation
DIPLIC - Multi-market investment fund	100.00	100.00	Investment fund
Mugen - Multi-market investment fund	100.00	100.00	Investment fund

The following consolidation procedures were adopted in the preparation of the consolidated quarterly information:

•       Elimination of the balances of asset and liability accounts between consolidated companies;

•       Elimination of the balances of investments and shareholders’ equity between consolidated companies;

•       Elimination of balances of income and expenses and unrealized profit deriving from consolidated intercompany transactions;

•       Presentation of income and social contribution taxes on the unrealized profit as deferred taxes in the consolidated quarterly information; and

•       Reclassification of exchange rate variations of monetary items with net foreign investment characteristics from financial income to shareholders’ equity. Due to the change in the Management’s intent regarding the settlement of these loans, the foreign exchange effects determined after August 31, 2009 have been recorded in income for the year, and accumulated amount calculated up to August 31, 2009 will be recorded in income as the respective monetary items are settled.

Pursuant to the CVM Rule 408 of August 18, 2004, the Company consolidates the quarterly information of the exclusive investment funds Diplic and Mugen.

The base date for the subsidiaries’ and jointly-owned subsidiaries’ quarterly information coincides with that of the Parent Company.

The reconciliation between shareholders’ equity and net income for the period of the Parent Company and consolidated is as follows:

	Shareholders' equity		Net income for the period
	9/30/2010	6/30/2010	9/30/2010	9/30/2009
Parent Company	7,554,148	6,894,898	2,075,615	1,816,050
Elimination of profit	(34,011)	(45,646)	20,189	35,924
Other adjustments	1		(21)	1,256
Consolidated	7,520,138	6,849,252	2,095,783	1,853,230

6.     RELATED PARTIES TRANSACTIONS

a)     Transactions with Parent Company

Vicunha Siderurgia S.A. is a holding company whose purpose is to hold interest in other companies. It is the Company’s main shareholder, with a 46.20% interest in the voting capital.

Vicunha Siderurgia’s corporate structure is as follows (information not reviewed):

Rio Purus Participações S.A. – holds 60% of National Steel and 59.99% of Vicunha Steel S.A.

CFL Participações S.A. – holds 40% of National Steel and 39.99% of Vicunha Steel S.A.

National Steel – holds 33.04% of Vicunha Aços

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Vicunha Steel – holds 66.96% of Vicunha Aços

Vicunha Aços – holds 99.99% of Vicunha Siderurgia

CSN recorded interest on shareholders’ equity for the year, paid dividends and interest on shareholders’ equity for Vicunha Siderurgia in the amount indicated in the table below, according to the percentage of Vicunha Siderurgia’s interest in CSN as of the closing date of this quarterly information.

	Proposed interest on	Dividends paid in the	Interest on shareholders' equity
Parent Company	shareholders' equity	period	paid in the period
Total on 9/30/2010	128,085	717,834	33,499
Total on 6/30/2010	85,395	717,834	33,499

b) Transactions with jointly-owned subsidiaries

The Company holds interest in jointly-owned subsidiaries in the strategic areas of mining, logistics and power generation. The characteristics, purposes and transactions with these companies are stated as follows:

•       Assets

	Accounts	Dividends	Loans/Current
Companies	receivable	receivable	accounts(*)	Total
Nacional Minérios	64,293	137,569	1,215,136	1,416,998
MRS Logística	684	32,990		33,674
Total on 9/30/2010	64,977	170,559	1,215,136	1,450,672
Total on 6/30/2010	49,334	176,349	1,233,703	1,459,386

(*)Loan agreement in the amount of R$1,197,800, starting on January 28, 2009, and interest rates of R$17,336 on September 30, 2010; the face value of this agreement is entitled to compensatory interest corresponding to 101% of CDI Cetip, maturing on January 31, 2012.

•       Liabilities and shareholders’ equity

	Liabilities				Shareholders' equity
	Advance from	Loans / Current			Equity valuation
Companies	clients	accounts	Other (*)	Total	adjustments - Effects	Total
Nacional Minérios	7,861,664	25,994		7,887,658	(46,725)	(46,725)
MRS Logística			71,973	71,973
Itá Energética			12,699	12,699
Total on 9/30/2010	7,861,664	25,994	84,672	7,972,330	(46,725)	(46,725)
Total on 6/30/2010	7,796,319	23,053	83,280	7,902,652	(11,820)	(11,820)

Nacional Minérios: the advance from clients received from the jointly-owned subsidiary Nacional Minérios S.A. is related to the contractual obligation of iron ore supply and port services. The contract has a 12.5% p.a. interest rate and maturity expected for June 2042. The amount due in 2011 corresponds to R$325,099.

The valuation adjustment effects refer to an investee abroad whose functional currency is different from the real.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(*) MRS Logística: in other accounts payable we recorded the amount provisioned to cover take-or-pay and block rates contractual expenses related to the rail transportation contract.

(*) Itá Energética: it is related to the electric power supply billed under normal market conditions of the Brazilian energy market, ruled by Electric Power Trade Chamber.

•       Income

	Revenues				Expenses

	Products	Interest and monetary		Products	Interest
Companies	and services	and exchange variations	Total	and services	expenses	Total
Nacional Minérios	493,624	83,479	577,103	16,501	697,382	713,883
MRS Logística				296,189		296,189
Itá Energética				110,056		110,056
Total on 9/30/2010	493,624	83,479	577,103	422,746	697,382	1,120,128
Total on 9/30/2009	349,678	81,046	430,724	453,735	670,268	1,124,003

The Company`s main operations with jointly-owned subsidiaries are purchase and sale of products and services that include iron ore supply, port service provision transactions, rail transportantion as well as electric power supply for operations.

c) Transactions with subsidiaries and special purpose entities (exclusive investment funds)

•       Assets

Companies	Accounts receivable	Marketable securities (**)	Loans / current accounts (*)	Other	Total

CSN Export	382,310				382,310
CSN Europe	342,274				342,274
Itaguaí Logística			114,015		114,015
Companhia Metalúrgica Prada	84,561				84,561
Exclusive Funds		29,187			29,187
International Investment Fund			20,859		20,859
Inal Nordeste	5,328				5,328
CSN Cimentos	2,893				2,893
Cia. Metalic Nordeste	1,360				1,360
Sepetiba Tecon	130				130
Total on 9/30/2010	818,856	29,187	134,874		982,917
Total on 6/30/2010	865,845	459,027	21,543	1,396	1,347,811

(*) International Investment Fund agreement in U.S. dollars (US$): 4.3% p.a. interest with undefined maturity.Itaguaí Logística agreement in Brazilian reais (R$): 103.0 and 105.5% CDI interest due on December 15, 2010.
(**) Financial investments in exclusive investment funds managed by Banco BTG Pactual.

Accounts receivable derive from sales operations of products and services among the parent company and the subsidiaries.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

•       Liabilities

	Loans and financing			Accounts payable
			Loans and
	Pre-payment	Fixed Rate	intercompany	Loans (3) / current
Companies	(1)	Notes (2)	bonds (2)	accounts	Other (*)	Total
CSN Resources	1,636,975		1,121,066			2,758,041
CSN Islands VIII		1,020,715		1,520		1,022,235
CSN Ibéria		733,145		261,429		994,574
CSN Export	397,711			10,263		407,974
CSN Europe			17,610	299,337		316,947
CSN Aceros				17,031		17,031
Congonhas Minérios			454,737			454,737
Other(*)					4,560	4,560
Total on 9/30/2010	2,034,686	1,753,860	1,593,413	589,580	4,560	5,976,099
Total on 6/30/2010	2,267,997	2,155,880	1,185,539	626,359	1,154	6,236,929

Transactions with these subsidiaries are carried out under market conditions.

(1)       Contracts in US$ - CSN Resources: interest from 4.00% to 8.25% p.a. with maturity in June 2018.

Contracts in US$ - CSN Export: interest from 6.01% to 7.26% p.a. with maturity in May 2015.

(2)       Contracts in US$ - CSN Resources: Intercompany Bonds interest of 9.12% p.a. with maturity on June 1, 2047.

Contracts in US$ - CSN Resources (part): 3.99% p.a. with maturity in April 2013.

Contracts in YEN – CSN Islands VIII: interest of 5.65% p.a. with maturity in December 2013.

Contracts in YEN – CSN Ibéria: interest of 1.5% p.a. with maturity on July 13, 2015.

Contracts in US$ - CSN Europe (part): semiannual Libor + 2.25% p.a. with maturity on September 15, 2011.

Contracts in R$ - Congonhas Minérios: 100.5% to 105.5% p.a. of CDI with maturity on December 15, 2010

(3)       Contracts in US$ - CSN Ibéria (part): semiannual Libor + 3% p.a. with indefinite maturity.

Contracts in US$ - CSN Export: semiannual Euribor + 0.5% p.a. with indefinite maturity.

Contracts in US$ - CSN Europe (part): semiannual Libor + 3% p.a. with indefinite maturity.

(*) Other: Prada, Metalic, Ersa, Inal Nordeste, Sepetiba, Tecon, Aços Longos and CSN Energia.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

•       Income

Companies	Revenues			Expenses
	Products and services	Interest, monetary and exchange variations	Total	Products and services	Interest, monetary and exchange variations	Total

Companhia Metalúrgica Prada	722,850		722,850	420,102		420,102
CSN Export	401,962	6,335	408,297	229,215	15,152	244,367
CSN Islands VIII					109,417	109,417
CSN Resources					101,510	101,510
CSN Europe	330,972		330,972	96,342	(7,820)	88,522
CSN Ibéria					54,149	54,149
Cia. Metalic Nordeste	63,164		63,164	37,738		37,738
GalvaSud	48,114		48,114	25,674		25,674
Estanho de Rondônia - ERSA				17,575		17,575
Inal Nordeste	38,270		38,270	16,550		16,550
Sepetiba Tecon	2,282		2,282	14,448		14,448
Congonhas Minérios					8,663	8,663
CSN Cimentos	30,104		30,104	7,562		7,562
Namisa Europe		357	357
Exclusive Funds					(472)	(472)
CSN Aceros		472	472
International Investment Fund		338	338
Itaguaí Logística		2,137	2,137
Total on 9/30/2010	1,637,718	9,639	1,647,357	865,206	280,599	1,145,805
Total on 9/30/2009	2,396,975	(599,511)	1,797,464	1,333,850	(1,612,358)	(278,508)

d) Other related parties

•       CBS Previdência

The Company is its main sponsor, a non-profit civil association set up in July 1960, whose main purpose is to pay supplementary benefits to those paid by social security. As a sponsor, CSN maintains payment transactions of contributions and actuarial liability recognition ascertained in defined benefit plans, Note 28.

•       Fundação CSN

The Company develops socially responsible policies currently focused on Fundação CSN, whose sponsor is the Company. Transactions between the parties are related to operating and financial support for Fundação CSN to develop social projects, mainly in the localities where CSN operates.

•       Banco Fibra

Banco Fibra is under the same control structure of Vicunha Siderurgia, and financial transactions with this bank are limited to transactions in checking accounts and financial investments in fixed income.

The balances of transactions between the Company and these entities are shown as follows:

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Assets and Liabilities

		Assets		Liabilities
	Banking checking		Other
	account and		Accounts
Company	marketable securities	Total	Payable	Total
Fundação CSN	1,199	1,199	190	190
Banco Fibra	59	59
Total on 9/30/2010	1,258	1,258	190	190
Total on 6/30/2010	1,048	1,048	23	23

Income

			Revenues			Expenses
	Interest,			Pension
	monetary and	Other		Fund	Other
Company	exchange variations	revenues	Total	Expenses	expenses	Total
CBS Previdência		81	81	33,470		33,470
Fundação CSN					1,402	1,402
Banco Fibra	569		569
Total on 9/30/2010	569	81	650	33,470	1,402	34,872
Total on 9/30/2009	181	154	335	52,003	1,735	53,738

e) Key-management personnel

Key management personnel are responsible for planning, directing and controlling the Company’s activities and include the members of the Board of Directors and other officers. Information on compensation and balances existing on September 30, 2010 is shown below.

	9/30/2010	9/30/2009
	Income	Income
Short-term benefits for employees and management	1,738	2,487
Post-employment benefits	21	10
Other long-term benefits	n/a	n/a
Benefits of labor agreement termination	n/a	n/a
Share-based compensation	n/a	n/a
	1,759	2,497

n/a not applicable

06.01 – NOTES TO THE FINANCIAL STATEMENTS

7.     CASH AND CASH EQUIVALENTS

		Consolidated	Parent Company
	9/30/2010	6/30/2010	9/30/2010	6/30/2010
Current assets
Cash and cash equivalents
Cash and Banks	121,254	165,968	9,239	33,017

Marketable Securities
In Brazil:
Exclusive investment funds			29,187	459,027
Government bonds (*)	839,835	1,442,809
Fixed income and debentures (**)	1,937,380	2,852,307	18,091	15,062
	2,777,215	4,295,116	47,278	474,089
Abroad:
Time Deposits	8,585,338	5,211,068	1,223	711
Total Marketable securities	11,362,553	9,506,184	48,501	474,800
Cash and Cash Equivalents	11,483,807	9,672,152	57,740	507,817

The available financial funds in the Parent Company and subsidiaries established in Brazil are primarily invested in exclusive investment funds, whose cash is mostly invested in repurchase operations pegged to Brazilian government bonds, with immediate liquidity. Additionally, a significant portion of the financial funds of the Company and its subsidiaries abroad is invested in Time Deposits in first-tier banks.

The exclusive investment funds, managed by BTG Pactual Serviços Financeiros S.A DTVM, and its assets, are accountable for possible losses in investments and operations carried out. The Company may bear the fund’s operation fees (management, custody and audit fees) and it may also be called to back the shareholders’ equity in the event of losses resulting from interest rate, exchange rate or other financial asset variations.

(*)  Debentures: Investments from Mugem funda in the amount of R$417,633 in securities of Itaú, Bradesco and Santander and in the jointly-controlled subsidiary MRS amounting to R$46,970 with remuneration based on the variation of Interbank Deposit Certificates (CDI) in securities of Unibanco, Votorantim, Safra, Itaú BBA, Bradesco and ABN.

Fixed Income: financial investments in the amount of R$18,091 in the parent company and R$1,454,686 in the consolidated, backed by Bank Deposit Certificates, with remuneration based on the variation of Interbank Deposit Certificates  (CDI).

8.     ACCOUNTS RECEIVABLE FROM THIRD PARTIES

	Consolidated		Parent Company
	9/30/2010	6/30/2010	9/30/2010	6/30/2010
Domestic market	1,187,455	1,199,268	773,093	848,416
Foreign market	586,641	493,789	8,841	11,543
Allow ance for doubtful accounts	(428,998)	(395,040)	(349,577)	(345,772)
	1,345,098	1,298,017	432,357	514,187

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The Company also maintains other long-term accounts receivable, and among these assets we have debentures issued by Companhia Brasileira de Latas in 2002, in the amount of R$212,870. On September 30, 2010, the Company held a loss reserve of all these debentures.

To meet the neeeds of some of its main customers and also to obtain a better management of its capital stock, the Company uses loan assignment operations, which amounted to R$9,061 on September 30, 2010 (R$9,875 on June 30, 2010). The Company does not have co-obligation for these loans, thus the financial institution is responsible for the risks arising from said loans.

9.     ESCROW DEPOSITS

The Company has escrow deposits amounting to R$205,273 (R$147,109 on June 30, 2010), this amount is invested in Deutsche Bank to guarantee derivative financial instrument agreements, specially with swaps between Islands VIII and CSN. Additionally, the Company has a securitization reserve fund amounting to R$56,510 (R$58,532 on June 30, 2010) set forth in the agreements of the securitization program (see Note 18-VI).

10.   INVENTORIES

		Consolidated	Parent Company
	9/30/2010	6/30/2010	9/30/2010	6/30/2010
Finished products	889,099	662,577	629,431	465,767
Work in process	489,373	501,666	440,745	447,294
Raw materials	933,206	1,031,955	735,625	822,366
Supplies	825,343	733,562	686,355	628,277
Iron ore	309,017	294,829	164,917	176,985
Provision for losses	(68,006)	(54,900)	(68,102)	(55,553)
	3,378,032	3,169,689	2,588,971	2,485,136

Certain items taken as obsolete, or with a low turnover, were the purpose of provisions for adjustment at realization value.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

11.   DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

(a)   Deferred income and social contribution taxes

Deferred income and social contribution taxes are recorded in order to reflect future tax effects attributable to temporary differences between the tax base of assets, liabilities and the respective carrying value.

		Consolidated		Parent Company
	9/30/2010	6/30/2010	9/30/2010	6/30/2010
Deferred assets
Tax losses in income tax	10,008	164,234		153,738
Negative basis of social contribution	3,708	61,529		57,613
Temporary differences	1,514,191	1,497,270	742,543	713,831
- Provision for contingencies	228,514	232,629	212,675	216,853
- Provision for losses in assets	46,508	42,909	40,584	37,190
- Provision for losses in inventories	21,109	19,392	18,888	18,888
- Provision for gains/losses in Financial Instruments	149,394	128,258	127,005	121,694
- Provision for interest on shareholders' equity	91,035	60,719	91,035	60,719
- Provision for long-term sales	2,383	2,383	2,383	2,383
- Provision for inputs and services	29,377	35,918	29,255	31,928
- Allow ance for doubtful accounts	125,219	110,290	119,819	107,061
- Goodw ill from merger	682,819	728,823	40,124	43,467
- Other	137,833	135,949	60,775	73,648
Total assets	1,527,907	1,723,033	742,543	925,182
Current assets	634,937	784,686	411,585	579,335
Noncurrent assets	892,970	938,347	330,958	345,847
Deferred liabilities
Temporary differences
- Goodw ill from merger	49,569	42,487
- Other	61,419	27,541	56,017	23,116
Total liabilities	110,988	70,028	56,017	23,116
Current liabilities	7,829	4,424	2,428
Noncurrent liabilities	103,157	65,604	53,589	23,116

Pursuant to CVM Rule 371/02, some companies of the group, recorded tax credits on tax loss carryforwards and negative basis of social contribution that are not subject to statute of limitations based on the history of profitability and on the expectations of future taxable income determined in technical valuation approved by the Management.

The Company has credits on tax losses in the amounts of R$3,708 in the parent company and R$10,008 in the consolidated.

In July 2010, the Company chose to offset the tax loss balance of R$110,192 and negative basis of social contribution in the amount of R$39,669, with the last four installments of the tax recovery program, debit modality as provided for Provisional Measure 470/09 paid in 12 months, according to the applicable legislation.

For being subject to any material aspects that might change realization projections, the book value of deferred tax assets is reviewed monthly and projections are reviewed annually. These studies indicate the realization of these tax assets within the term established by said Instruction and within the 30% limit of the taxable income.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The tax benefit over goodwill of Nacional Minérios S.A., resulting from the merger of Big Jump in July 2009, was R$1,391,858. Up to September 2010, R$324,767 was realized, and remains R$69,593 to be realized in the fourth quarter (R$115,988 in 2009), and in the following years (2011 to 2013) this realization will be R$278,372 per year. In 2014, the last year, the benefit will be R$162,382.

(b)   The reconciliation of income and social contribution taxes expenses and revenues of the Parent Company and consolidated and the effective IR and CSLL rate are shown as follows:

		Consolidated		Parent Company
				9/30/2009
	9/30/2010	9/30/2009	9/30/2010	Adjusted balance
				Resolution 624
Income before income and social contribution taxes	2,580,825	2,405,049	2,289,291	2,027,457
Tax rate	34%	34%	34%	34%
Income and social contribution taxes at the combined tax rate	(877,481)	(817,717)	(778,359)	(689,335)
Adjustments to reflect the effective tax rate:
Benefit of Interest on shareholders equity - JCP	90,988	93,012	90,988	93,012
Equity income of subsidiaries at different rates or w hich are not taxable	176,429	169,821	372,776	405,384
Tax incentives	32,028	6,921	32,028	5,114
Adjustments from installments of Law 11,941 and MP 470	116,464		91,907
Other permanent (additions) deductions	(22,693)	(3,856)	(23,016)	(25,582)
Income and social contribution taxes on net income for the year	(484,265)	(551,819)	(213,676)	(211,407)
Effective rate	19%	23%	9%	10%

(c)   Transitional Tax Regime

The Transitional Tax Regime (RTT), which was regulated by Law 11,941/09, will be effective until the law that rules tax effects of new accounting methods becomes effective, aiming at tax neutrality.

The regime was optional in calendar years 2008 and 2009, provided that: (i) it is applied to the two-year period 2008-2009, not to a single calendar year; and (ii) the option is expressed in the Statement of Corporate Economic-Financial Information (DIPJ), mandatory as of calendar year 2010.

The Company chose to adopt the RTT in 2008. As a consequence, for the purposes of calculating the income tax and social contribution on net income for the years ended in 2009 and 2008, prerogatives set forth in the RTT were used.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

12.   INVESTMENTS

a)     Direct interest in subsidiaries and jointly-owned subsidiaries

					9/30/2010			6/30/2010
				Net			Net
Companies	Number of shares		%	income		%	income
	(in units)		Direct	(loss)	Shareholders'	Direct	(loss)	Shareholders'
	Common	Preferred	interest	for the period	equity	interest	for the period	equity
Steel
Cia. Metalic Nordeste	92,293,156		99.99	293	102,513	99.99	3,062	102,220
INAL Nordeste	43,985,567		99.99	(1,707)	33,707	99.99	(736)	35,414
CSN Aços Longos	271,278,162		99.99	(2,283)	492,087	99.99	(829)	453,320
CSN Steel	1,680,726,588		100.00	(559,527)	3,445,593	100.00	439,543	3,990,050
CSN Overseas	7,173,411		100.00	425,607	970,001	100.00	(487,344)	544,746
CSN Panama	4,240,032		100.00	(23,857)	879,890	100.00	137,666	888,420
CSN Energy	3,675,319		100.00	47,415	1,293,731	100.00	108,617	1,191,110
CSN Export	1,036,429		100.00	59,763	323,625	100.00	57,590	263,862
Companhia Metalúrgica Prada	3,155,036		100.00	(29,885)	496,145	99.99	5,995	494,224
CSN Islands VII	20,001,000		100.00	(2,809)	29,299	100.00	(411)	32,108
CSN Islands VIII	1,000		100.00	62,397	74,033	100.00	127	11,636
CSN Islands IX	3,000,000		100.00	(957)	664	100.00	(947)	(133)
CSN Islands X	1,000		100.00	1,478	(34,020)	100.00	(1,407)	(35,498)
CSN Islands XI	50,000		100.00	(447)	6,218	100.00	23	6,665
CSN Islands XII	1,540		100.00	(2,151)	(2,151)	100.00
Tangua	10		100.00	(1,361)	21,551	100.00	1,339	22,912
International Investment Fund	50,000		100.00	2,317	119,720	100.00	4,287	117,403

Logistics
MRS Logística	188,332,667	151,667,313	22.93	116,707	1,992,702	22.93	94,356	1,875,994
Transnordestina Logística	825,735,487	194,577,508	77.02	3,926	933,192	77.02	5,498	842,458
Sepetiba Tecon	254,015,053		99.99	5,209	195,601	99.99	6,601	190,392
Itaguaí Logística	1,000,000		99.99	(10,136)	(7,438)	99.99	(110)	889

Energy
Itá Energética	520,219,172		48.75	10,790	667,654	48.75	9,844	656,864
CSN Energia	1,000		99.90	(221)	61,817	99.90	(22)	62,038

Mining
Estanho de Rondônia - ERSA	34,236,307		99.99	1,602	17,381	99.99	985	15,779
Congonhas Minérios	64,610,863		99.99	(5,368)	26,741	99.99	(2,201)	7,109
Mineração Nacional	1,000,000		99.99	21	1,031	99.99	10	1,010
Nacional Minérios	475,067,405		59.99	610,785	11,069,795	59.99	443,043	10,517,184
Cement
CSN Cimentos	854,313,855		99.99	(1,896)	1,035,628	99.99	8,213	640,906

The number of shares, the amounts of income/loss for the period and shareholders' equity refer to 100% of the companies’ income.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

b)     Investment breakdown

		6/30/2010						9/30/2010
								Closing
	Opening balance	Opening balance	Capital		Equity pick-up and		Closing balance	balance of loss
Companies	of investments	of loss reserves	decrease	Dividends	loss reserves	Other	of investments	reserves
Steel
Cia. Metalic Nordeste	102,220.00				293		102,513.00	-
INAL Nordeste	35,414.00				(1,707)		33,707.00	-
CSN Aços Longos	453,320.00			41,050.00	(2,283)		492,087.00
CSN Steel	3,990,050.00				(559,527)	15,070.00	3,445,593.00	-
CSN Overseas	544,746.00				425,607	(352.00)	970,001.00	-
CSN Panama	888,420.00				(23,857)	15,327.00	879,890.00	-
CSN Energy	1,191,110.00				47,415	55,206.00	1,293,731.00	-
CSN Export	263,862.00				59,763		323,625.00	-
Companhia Metalúrgica Prada	494,224.00			40,000.00	(29,885)	(8,194.00)	496,145.00
CSN Islands VII	32,108.00				(2,809)		29,299.00
CSN Islands VIII	11,636.00				62,397		74,033.00
CSN Islands IX		(133.00)	1,753.00		(957)		663.00
CSN Islands X		(35,498.00)			1,478			(34,020.00)
CSN Islands XI	6,665.00				(447)		6,218.00
CSN Islands XII					(2,151)			(2,151.00)
Tangua	22,912.00				(1,361)		21,551.00
International Investment Fund	117,403				2,317		119,720.00
	8,154,090.00	(35,631.00)	1,753.00	81,050.00	(25,714.00)	77,057.00	8,288,776.00	(36,171.00)
Logistics
MRS Logistica	430,197.00				26,763		456,960.00	-
Transnordestina Logística	700,132.00			86,807.00	3,024		789,963.00	-
Sepetiba Tecon	190,392.00				5,209		195,601.00	-
Itaguaí Logística	889.00				(10,136)	1,809	-	(7,438.00)
	1,321,610.00	-	-	86,807.00	24,860.00	1,809.00	1,442,524.00	(7,438.00)
Energy
Itá Energética	320,221.00				5,260		325,481.00	-
CSN Energia	61,976.00				(221)		61,950.00	(195.00)
	382,197.00	-	-	-	5,039.00	-	387,431.00	(195.00)
Mining
Estanho de Rondônia - ERSA	15,779.00				1,602		17,381.00	-
Congonhas Minérios	7,109.00		25,000.00		(5,368)		26,741.00	-
Mineração Nacional	1,010.00				21		1,031.00	-
Nacional Minérios	6,310,311.00				366,471	(34,905.00)	6,641,877.00	-
	6,334,209.00		25,000.00	-	362,726.00	(34,905.00)	6,687,030.00	-
Cement
CSN Cimentos	640,906.00			409,371.00	(1,896)	(12,753.00)	1,035,628.00	-
Total MEP	16,833,012.00	(35,631.00)	26,753.00	577,228.00	365,015.00	31,208.00	17,841,389.00	(43,804.00)

Other investments	10,050.00					184.00 (1)	10,234.00
Total investments	16,843,062	(35,631)	26,753	577,228	365,015	31,392	17,851,623	(43,804)

(1) Purchase of 13,958 common shares from Panatlântica In June, 2010.

(1)     Purchase of 13,958 common shares from Panatlântica In June, 2010.

c)     Additional Information on the main operating subsidiaries

•         CIA. METALIC NORDESTE

The Company, with its head office located in Maracanaú, State of Ceará, has as its main corporate purpose the manufacturing of metallic packaging destined to the beverage industry.

Its operation unit can be characterized as one of the world’s most modern ones and counts on two different production lines: the can production line, whose raw material is tin-coated steel, supplied by the parent company, and the lid production line, whose raw material is aluminum.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Its production is mainly geared towards the Brazilian northern and northeastern markets, with the surplus production of lids sold abroad.

Metallic received an incentive from PROVIN – Incentive Program for the Companies’ Operations, established by the Government of the State of Ceará, main purpose of which is the promotion of the industrial development and job generation in that State.

In May 1998, Metalic entered into a FDI/PROVIN loan agreement periodically executed, with personal guarantee, equivalent to 100% of the ICMS amount owed in the first 3 years and 75% until it completes 10 years, in the total term of the benefit of 120 months from June 1998 to May 2008. In January 2008, this agreement was extended until December 2014.

The benefit is conditioned to the payment of of ICMS installments due in the maturity and the compliance with some obligations, such as to use loan funds exclusively to finance the projects’ regular business related and its future expectations, the maintenance of tax, labor and social security obligations and acillary obligations and the maintenance of the proper liquidity and indebtediness level.

•         INAL NORDESTE

Based in Camaçari, State of Bahia, the Company has as its main purpose to reprocess and distribute the CSN steel products, operating as a service and distribution center in the Northeast region of the country.

•         AÇOS LONGOS

Established in Volta Redonda in the state of Rio de Janeiro, it aims at manufacturing and selling rolled long steel, except tubes.

In October 2, 2009, the Company started the construction works of the plant, which is expected to be concluded in 2011 and to become operational in 2012.

•         GALVASUD

On January 29, 2010, CSN merged subsidiary GalvaSud S.A., headquartered in Porto Real, in the state of Rio de Janeiro, given the resemblance between the activities performed by both companies. The equity merger resulted in the optimization of processes and maximization of results, by concentrating both companies’ selling, operating and administrative activities in one single organizational structure. The Company informed the merger, approved at the Extraordinary General Meeting held on January 29, 2010, to shareholders and to the market on January 13, 2010 by disclosing a Material Fact.

The amounts included totaled a net asset of R$783,421, which mainly corresponded to cash and cash equivalents of R$299,232, inventory of R$122,104, fixed assets of R$228,138 and other assets and liabilities amounting to R$142,355.

•         COMPANHIA METALÚRGICA PRADA

Based in the city of São Paulo, Prada has branches in several states of the country and has as its main activities the rolled steel reprocessing and distribution, the manufacturing and trading of metallic products, manufacturing and trading of metallic packaging, as well as the import and export of these products.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

•         SEPETIBA TECON

Company whose objective is to exploit the No.1 Containers Terminal of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. This terminal is linked to Presidente Vargas Steelworks by the Southeast railroad network, which is granted to MRS Logística.

Sepetiba Tecon was the winner of the auction that occurred on September 3, 1998 for the takeover of the terminal concession and this concession allows the exploitation of the aforementioned terminal for the term of 25 years, extendable for another term of 25 years.

•         CSN ENERGIA

Its main purpose is distributing and trading the surplus electric power generated by CSN and by companies, consortiums or other entities in which Company holds an interest.

A balance receivable related to the electric power sales is held under the scope of the Electric Power Trade Chamber (“Câmara de Comercialização de Energia Elétrica”) – CCEE, in the amount of R$54,224 (R$54,224 on June 30, 2010), which are due by concessionaires that present injunctions suspending the corresponding payments. Management understands that recording an allowance for doubtful accounts is not necessary in view of the judicial measures taken by the official entities of the sector.

•         TRANSNORDESTINA LOGÍSTICA

Transnordestina has as its main purpose the exploitation and development of the public rail cargo transport service for the Northeast network of Brazil.

Transnordestina entered into a concession agreement with the Federal Government on December 31, 1997 for a period of 30 years, extendable for another equal period. The agreement allows the development of the public service of exploitation of the northeast network which comprises seven States of the Federal Government in an extension of 4,534 km. The concession also comprises the lease of assets of Rede Ferroviária Federal S.A. (RFFSA) which serve this network and include, among others, constructions, permanent tracks, locomotives, railcars, vehicles, tracks and accessories.

In May 2009,  Fundo de Investimentos do Nordeste – FINOR paid-up capital in Transnordestina by issuing 45,513,333 preferred shares in the amount of R$27,308, corresponding to a 6.40% interest in Transnordestina’s capital stock.

On December 10, 2009, the Company increased Transnordestina’s capital stock, with the issue of 124,831,721 common shares, which were subscribed and paid-up upon the capitalization of advance for future capital increase. As a consequence, the Company’s interest in Transnordestina increased to 84.34%, whereby Transnordestina was fully merged.

In March 2010, Fundo de Investimentos do Nordeste increased Transnordestina’s capital in the amount of R$89,438. Due to this capital increase, CSN’s interest on Transnordestina’s total capital stock went from 84.34% to 72.56%, resulting in percentage gain of R$2,959. Transnordestina will continue to be fully consolidated and the difference of percentage not corresponding to the Company will be accounted as minority interest.

On May 7, 2010, 45,513,333 preferred shares were transferred and subscribed by FINOR to CSN. Due to this transfer, CSN now holds 77.02% interest in Transnordestina’s capital stock, resulting in percentage gain of R$217.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

•         ESTANHO DE RONDÔNIA - ERSA

Ersa is a subsidiary based in the State of Rondônia, where it operates two units, one in the city of Itapuã do Oeste and the other one in the city of Ariquemes. The subsidiary’s mining operation for cassiterite (tin ore) is located in Itapuã do Oeste and the casting operation from which metallic tin is obtained, which is the raw material used in UPV for the production of tin plates, is located in Ariquemes.

•         CSN CIMENTOS

Based in Volta Redonda, State of Rio de Janeiro, it has the production and trading of cement as its corporate purpose. CSN Cimentos use as one of its raw material the blast furnace slag from the pig iron production of the Presidente Vargas Steelworks. The Company started to operate on May 14, 2009.

d)     Additional information on the main jointly-owned subsidiaries

The amounts of the balance sheet and of the statement of income of the companies whose control is shared are shown as follows. These amounts were consolidated in the Company’s quarterly information, in accordance with the interest described in item (a) of this Note.

			9/30/2010			6/30/2010
	Nacional Minérios	MRS Logística	Itá Energética	Nacional Minérios	MRS Logística	Itá Energética
Current assets	2,961,901	1,274,960	89,095	2,813,928	1,369,823	87,929
Noncurrent assets	10,398,456	3,354,405	848,607	9,980,152	3,575,352	861,717
Long-term assets	8,304,586	412,487	8,338	8,310,629	646,651	8,608
Investments, property, plant and equipment and deferred charges	2,093,870	2,941,918	840,269	1,669,524	2,928,701	853,109
Total Assets	13,360,357	4,629,365	937,702	12,794,080	4,945,175	949,646

Current liabilities	595,673	1,009,941	103,405	539,115	951,907	112,582
Noncurrent liabilities	1,694,889	1,626,722	166,643	1,737,781	2,117,274	180,200
Shareholders’ equity	11,069,795	1,992,702	667,654	10,517,184	1,875,994	656,864
Total liabilities and shareholders' equity	13,360,357	4,629,365	937,702	12,794,080	4,945,175	949,646

			9/30/2010			9/30/2009
	Nacional Minérios	MRS Logística	Itá Energética	Nacional Minérios	MRS Logística	Itá Energética

Net Revenue	1,072,956	1,766,505	166,427	963,667	1,669,874	170,318
Cost of goods sold and services rendered	(1,059,161)	(1,032,305)	(61,071)	(636,835)	(893,063)	(52,874)
Gross income	13,795	734,200	105,356	326,832	776,811	117,444
Operating income (expenses)	(16,230)	(298,397)	(39,677)	(227,027)	(119,158)	(30,779)
Net financial income	1,531,042	55,536	(17,953)	851,858	(42,286)	(19,046)
Income before income tax and social contribution	1,528,607	491,339	47,726	951,663	615,367	67,619
Current and deferred income and social contribution taxes	(243,212)	(168,473)	(16,265)	(298,321)	(206,313)	(22,919)
Net income for the year	1,285,395	322,866	31,461	653,342	409,054	44,700

•         NACIONAL MINÉRIOS – NAMISA

Headquartered in Congonhas, state of Minas Gerais, the NAMISA main purpose is the production, purchase and sale of iron ore and it sells its products mainly in the foreign market. Its main operations are developed in the municipalities of Congonhas, Ouro Preto, Itabirito and Rio Acima, state of Minas Gerais, and in Itaguaí, state of Rio de Janeiro.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

In December 2008, CSN sold 2,271,825 shares of the voting capital of Nacional Minérios S.A. to  Big Jump Energy Participações S.A. ("Big Jump"), whose shareholders are the companies Posco and Brazil Japan Iron Ore Corp (Itochu Corporation, JFE Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel Ltd., Nisshin Steel Co. Ltd., Nippon Steel). Subsequently to this sale, Big Jump subscribed new shares, paying in cash the total of US$3,041,473 thousand, corresponding to R$7,286,154 thousand, R$6,707,886 thousand of which were recorded as goodwill at the subscription of the shares.

Due to the new corporate structure of the jointly-owned subsidiary, in which Big Jump holds 40% and CSN 60% and, due to the shareholders’ agreement entered into between the parties, CSN consolidated it in a proportional manner.

Continuing the restructuring process of Namisa, on July 30, 2009, the jointly-controlled subsidiary merged its parent company Big Jump Energy Participações S.A. Said merger did not change the company’s shareholding structure.

•         MRS LOGÍSTICA

The Company’s main purpose is to exploit, by onerous concession, the public rail cargo transport service in the right of way of the Southeast network, located in the stretch connecting Rio de Janeiro, São Paulo and Belo Horizonte, of Rede Ferroviária Federal S.A. - RFFSA, privatized on September 20, 1996. CSN paid in Namisa 10% of its interest in MRS, and decreased this direct interest from 32.93% to 22.93%.

In addition to this direct interest, the Company also holds an indirect interest of 6% through Nacional Minérios S.A. – Namisa, a proportionally consolidated company, and 4.34% through International Investment Fund.

MRS may also exploit modal transportation services regarding the rail transport and take part in developments aiming at the extension of rail transport services granted.

To provide the services which are the purpose of the concession obtained for a 30-year period, as from December 1, 1996, and extendable for another equal period at the exclusive discretion of the grantor, MRS leased from RFFSA, for the same period of the concession, the assets necessary to operate and maintain rail cargo transportation activities.

•         ITÁ ENERGÉTICA S.A. - ITASA

Itasa holds a 60.5% interest in the Itá Consortium, which was created for the exploitation of the Itá Hydroelectric Power Plant pursuant to the concession agreement of December 28, 1995, and its Addendum 1 dated July 31, 2000, entered into between the consortium holders (Itasa and Centrais Geradoras do Sul do Brasil - Gerasul, formerly called Tractebel Energia S.A.) and the Brazilian Agency for Electric Energy (ANEEL).

CSN holds 48.75% of the subscribed capital and the total amount of common shares issued by Itasa, a special purpose entity (SPE) originally established to make feasible the construction of the Itá Hydroelectric Power Plant, the contracting of the supply of goods and services necessary to carry out the venture and the obtainment of financing through the offering of the corresponding guarantees.

•         CONSORTIUM OF THE IGARAPAVA HYDROELECTRIC POWER PLANT

The Igarapava Hydroelectric Power Plant is located in Rio Grande, 400 km from Belo Horizonte and 450 km from São Paulo, with installed capacity of 210 MW, formed by 5 bulb-type generating units, and is considered a landmark for energy generation in Brazil.

Igarapava stands out for being the first Hydroelectric Power Plant built by a consortium of 5 large companies.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

CSN holds 17.92% of the consortium subscribed capital, whose specific purpose is the distribution of electric energy, which is distributed according to the interest percentage of each company.

e)     Additional information on indirect interests abroad

•         COMPANHIA SIDERURGICA NACIONAL - LLC

Incorporated in 2001 with the assets and liabilities of the extinct Heartland Steel Inc., headquartered in Wilmington, State of Delaware – USA, it has an industrial plant in Terre Haute, State of Indiana – USA, where there is a  complex comprising a cold rolling line, a hot pickling line for spools and a galvanization line. CSN LLC is a wholly-owned indirect subsidiary of CSN Panama.

•         LUSOSIDER

Incorporated in 1996 in succession to Siderurgia Nacional – a company privatized by the Portuguese government that year. Lusosider is the only Portuguese company of the steel sector to produce cold-re-rolled flat steel, with a corrosion-resistant coating. The company presents in Paio Pires an installed capacity of around 550 thousand tonnes/year to produce four large groups of steel products: galvanized plate, cold-rolled plate, pickled and oiled plate.

Products manufactured by Lusosider may be used in the packaging industry, civil construction (piping and metallic structures), and in home appliance components.

•         RIVERSDALE MINING LIMITED - Riversdale

Incorporated in 1986, Riversdale Mining Limited (“Riversdale”) is a mining company listed on the Australian Stock Exchange. Riversdale intends to develop a diversified mining company, focusing on growth by investing in mining opportunities. The company has anthracite mines in South Africa, and a metallurgical and thermal coal mine in Mozambique.

In November 2009, the Company’s Board of Directors approved the acquisition by indirect subsidiary CSN Madeira Lda (currently called CSN Europe Lda) of minority interest in Riversdale Mining Limited’s capital stock. The acquisition comprised, at the first stage, 28,750,598 shares representing, at that time, 14.99% of Riversdale’s capital stock and, on January 8, 2010, the proprer Australian authorities allowed CSN Europe to conclude the second stage of the transaction, and acquire 2,482,729 shares, for the price of six Australian dollars and ten cents (A$6.10) per share.

In January 2010, with the conclusion of two stages of the operation, CSN indirectly held an interest of 16.20% of Riversdale’s capital stock. Subsequently, due to the exercise of purchase options issued by Riversdale, the Company´s indirect interest decreased to 15.6%.

Between July and August 2010, Riversdale issued news shares and raised funds, of which CSN Europe took part acquiring 5,602,478 new common shares, holding the total amount of 36,835,805 shares, maintaining its 15.6% interest in the capital stock of Riversdale.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

f)      Other investments

•         PANATLÂNTICA

On January 5, 2010, the Company’s Board of Directors approved the acquisition of common shares representing 9.39% of the capital stock of Panatlântica S.A. (“Panatlântica”), a publicly-held company, headquartered  in the city of Gravataí, state of Rio Grande do Sul, whose purpose is the industrialization, trade, imports, exports and processing of steel and ferrous or non-ferrous metals, coated or not.

Currently, this investment is valued at cost.

13.   PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Depreciation,		Accumulated	Residual value
	depletion and amortization		depreciation, depletion
	rate (% p.a.)	Cost	and amortization	9/30/2010	6/30/2010
Machinery and equipment	2.50 to 25.00	9,327,683	(2,581,090)	6,746,593	6,796,670
Mines and mineral deposits	0.08 to 3.15	5,332	(202)	5,130	4,160
Buildings	1.67 to 20.00	1,591,924	(239,706)	1,352,218	1,365,390
Furniture and fixtures	8.06 to 10.00	126,340	(100,078)	26,262	25,149
Land		170,898		170,898	126,279
Property, plant and equipment in progress		3,705,576		3,705,576	3,026,886
Other assets (*)	1.67 to 20.0	1,205,363	(341,142)	864,221	855,120
		16,133,116	(3,262,218)	12,870,898	12,199,654

		Parent Company
Machinery and equipment	2.50 to 25.00	7,382,651	(1,803,080)	5,579,571	5,580,739
Mines and mineral deposits	0.08	2,323	(4)	2,319	2,319
Buildings	1.67 to 20.00	884,805	(85,948)	798,857	805,196
Furniture and fixtures	10.00	110,575	(90,525)	20,050	19,375
Land		89,282		89,282	85,483
Property, plant and equipment in progress		1,404,911		1,404,911	1,205,436
Other assets (*)	2.50 to 20.00	299,258	(80,327)	218,931	201,521
		10,173,805	(2,059,884)	8,113,921	7,900,069

(*) Refers to vehicles, hardware, improvements, rails and railroad ties.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The changes made to property, plant and equipment between June 30, 2010 and September 30, 2010 are as follows:

	Consolidated
						Translation
	Net				Depreciation in	adjustment into	Net
	6/30/2010	Addition	Transfers	Write-offs	the period	reais	9/30/2010
Machinery and Equipment	6,796,670		151,146	(95)	(198,264)	(2,864)	6,746,593
Mines and mineral deposits	4,160		985		(15)		5,130
Buildings	1,365,390		1,576		(14,925)	177	1,352,218
Furniture and fixtures	25,149		2,180		(1,104)	37	26,262
Land	126,279		43,997			622	170,898
Property, plant and equipment in progress	3,026,886	946,644	(267,171)	(50)		(733)	3,705,576
Other	855,120		67,287	(44,600)	(13,670)	84	864,221
Total property, plant and equipment	12,199,654	946,644		(44,745)	(227,978)	(2,677)	12,870,898

	Parent Company
	Net				Depreciation in	Net
	6/30/2010	Addition	Transfers	Write-offs	the period	9/30/2010
Machinery and Equipment	5,580,739		161,336	(96)	(162,408)	5,579,571
Mines and mineral deposits	2,319					2,319
Buildings	805,196		1,693		(8,032)	798,857
Furniture and fixtures	19,375		1,520		(845)	20,050
Land	85,483		3,799			89,282
Property, plant and equipment in progress	1,205,436	432,734	(233,245)	(14)		1,404,911
Other	201,521		64,897	(45,462)	(2,025)	218,931
Total property, plant and equipment	7,900,069	432,734		(45,572)	(173,310)	8,113,921

Up to September 30, 2010 loan costs  were capitalized in the amount of R$135,552 (R$56,687 on September 30, 2009) in the Parent Company and R$156,048 (R$59,353 on September 30, 2009) in the consolidated financial information.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

14.   INTANGIBLE ASSETS

	Consolidated
					Net value
	Useful life	Amortization	Cost	Accumulated	9/30/2010	6/30/2010
	terms	annual rates %		amortization
Software	05 years	20	74,457	(39,170)	35,287	37,777

Goodwill			49,909	(43,670)	6,239	7,488
Goodwill from expected
future profitability			704,007	(280,289)	423,718	423,718
			828,373	(363,129)	465,244	468,983

	Parent Company
					Net value
	Useful life	Amortization	Cost	Accumulated	9/30/2010	6/30/2010
	terms	annual rates %		amortization
Software	05 years	20	21,375	(10,998)	10,377	11,324

Goodwill from expected
future profitability			284,572	(207,972)	76,600	76,600
			305,947	(218,970)	86,977	87,924

Software: This is valued at the cost of acquisition, less accumulated amortization and, when applicable, less impairment losses.

Goodwill: The goodwill economic basis is the expected future profitability and, in accordance with the new pronouncements, these amounts are not amortized as from January 1, 2009, when they started to be subject only to impairment tests, which did not result in impairment charges.

	Balance on	Investor
Goodwill on investments	9/30/2010
Parent Company
Galvasud	13,091	CSN
Prada	63,509	CSN
Subtotal parent company	76,600
NAMISA
CFM	339,637	Namisa
Cayman do Brasil	7,482	Namisa
Total consolidated	423,719

06.01 – NOTES TO THE FINANCIAL STATEMENTS

15.   DEFERRED CHARGES

In compliance with Law 11,638/07 and the CPC Technical Pronouncement 13, the Company maintains a record of the remaining balance of deferred assets referring to pre-operating expenses recognized up to December 31, 2007.

These assets will be kept in the Company’s accounting up to their total amortization and/or write-off due to impairment. On September 30, 2010, the balance of these assets was R$24,831 (R$25,974 on June 30, 2010) in the Parent Company and R$27,541 (R$29,432 on June 30, 2010) in the consolidated financial information.

16.   LOANS, FINANCING AND DEBENTURES

				Consolidated					Parent Company
		Current liabilities		Noncurrent liabilities			Current liabilities		Noncurrent liabilities
	Rates (%)	9/30/2010	6/30/2010	9/30/2010	6/30/2010	Rates (%)	9/30/2010	6/30/2010	9/30/2010	6/30/2010
FOREIGN CURRENCY

Pre-payment	1.5% to 7.43%	586,801	750,012	2,535,855	2,673,153	1.5% to 10%	823,010	1,031,481	3,936,609	4,208,560
Perpetual Bonds	7% and 9.5%	1,298,440	27,098	1,694,200	1,351,125
Fixed Rate Notes	6.88% to 10.5%	67,880	65,044	4,574,340	3,062,550	1.5% to 9.13%	57,169	748,366	2,946,847	2,285,154
Import Financing	0.57% to 8.4%	84,435	82,865	97,000	108,900	0.57% to 8.4%	55,334	56,103	48,858	56,049
BNDES/Finame	Interest rates Resolution 635/87 + 1.7% and 2.7%	20,441	21,787	61,144	70,289	Interest rates - Resolution 635/87 + 1.7% e 2.7%	18,194	19,396	55,393	63,583
Other	3.3% and 4.19% and 5.37% and CDI + 1.2%	37,087	55,697	163,751	168,097	Libor 6M + 2.25% and 4%	33,997	33,037	69,655	75,773

		2,095,084	1,002,503	9,126,290	7,434,114		987,704	1,888,383	7,057,362	6,689,119

LOCAL CURRENCY

BNDES/Finame	TJLP + 1.5% to 3.2%	365,389	307,117	1,633,406	1,602,195	TJLP + 1.5% to 3.2%	195,848	195,885	905,667	900,748
Debentures	103.6 % CDI and 9.4% + IGPM and 1% + TJLP	23,344	33,159	1,068,119	1,062,978	103.6 % CDI	10,556	22,177	600,000	600,000
Pre-payment	104.8% and 109.5% CDI	85,322	55,979	3,400,000	3,400,000	104.8% and 109.5% CDI	4,403	33,673	1,400,000	1,400,000
CCB	113.5% and 117.5% CDI	211,112	40,225	2,833,333	3,000,000	113.5% and 117.5% CDI	211,110	40,225	2,833,333	3,000,000
Intercompany						100.5% to 105.5% CDI	454,737
Other	100% IGPDI and 106% CDI and CDI + 0.29% and 5% and 14%	10,596	11,208	39,318	39,099	100.5% to 105.5% CDI and 100% IGPDI	1,675	1,646	7,535	7,410

		695,763	447,688	8,974,176	9,104,272		878,329	293,606	5,746,535	5,908,158

Total loans and financing		2,790,847	1,450,191	18,100,466	16,538,386		1,866,033	2,181,989	12,803,897	12,597,277

Derivatives		147,147	52,145	4,418	8,697		(195,102)	(209,448)

Total loans and financing + derivatives		2,937,994	1,502,336	18,104,884	16,547,083		1,670,931	1,972,541	12,803,897	12,597,277

Transacion costs		(35,499)	(33,409)	(86,801)	(74,667)		(29,944)	(30,022)	(49,199)	(56,677)

Total loans, financing, derivatives + transaction costs		2,902,495	1,468,927	18,018,083	16,472,416		1,640,987	1,942,519	12,754,698	12,540,600

06.01 – NOTES TO THE FINANCIAL STATEMENTS

On September 30, 2010, funding transaction costs are as follows:

	Consolidated
	Short-term							Long-term
		Total	2011	2012	2013	2014	2015	After 2015	TJ (1)	TE (2)
Fixed rate notes	3,923	24,210	822	2,958	2,958	2,256	2,103	13,113	6.5% to 10%	6.75% to 10.7%
BNDES	2,270	9,537	495	4,341	1,981	618	300	1,802	1.3% to 3.2%	1.44% to 9.75%
Pre-payment	7,760	29,606	1,940	7,760	7,760	6,097	1,820	4,229	6.25% to 8.62%	6.75% to 10.08%
CCB	20,765	23,073	5,768	16,151	1,154				113.5% to 117.5% CDI	11.33% to 12.82%
Other	781	375	190	185					103.6% CDI	12.59%
Total	35,499	86,801	9,215	31,395	13,853	8,971	4,223	19,144

	Parent Company
	Short-term							Long-term
		Total	2011	2012	2013	2014	2015	After 2015	TJ (1)	TE (2)
Fixed rate notes	701	1,577	175	701	701				1.5% to 10%	10.01% to 10.7%
BNDES	1,856	6,855	464	1,856	1,856	577	300	1,802	1.3% to 3.2%	1.44% to 9.75%
Pre-payment	5,840	17,318	1,460	5,840	5,840	4,178			6.25% to 8.62%	6.75% to 10.08%
CCB	20,765	23,073	5,768	16,151	1,154				113.5% to 117.5% CDI	11.33% to 12.82%
Other	782	376	191	185					103.6% CDI	12.59%
Total	29,944	49,199	8,058	24,733	9,551	4,755	300	1,802

(1) TJ contractual annual interest rate
(2) TE effective interest rate

On September 30, 2010, the principal of long-term loans, financing and debentures presents the following composition, by year of maturity:

	Consolidated		Parent Company
2011	807,174	4.5%	766,376	6.0%
2012	4,315,700	23.8%	4,263,461	33.3%
2013	2,260,441	12.5%	2,568,851	20.1%
2014	933,970	5.2%	1,083,471	8.5%
2015	1,178,579	6.5%	1,468,144	11.5%
After 2015	6,914,820	38.2%	2,653,594	20.7%
Perpetual Bonds	1,694,200	9.4%
	18,104,884	100.0%	12,803,897	100.0%

In July 2005, the CSN issued perpetual bonds amounting to US$750 million through its subsidiary CSN Islands X Corp. These indefinite maturity bonds pay 9.5% p.a. and the Company has the right to settle the transaction at its face value after 5 years, on the maturity dates for the interest. On October 14, 2010, these bonds were fully redeemed (see note 30).

In September 2009, the Company issued bonds amounting to US$750 million through subsidiary CSN Island XI Corp., which are due in September 2019 and pay 6.87% p.a., and interest rates paid twice a year as of March 2010. The Company has the right to settle the transaction in advance.

In July 2010, the Companyissued bonds amounting to US$1 billion through its subsidiary CSN Resources, which are  due in July 2020 and pay 6.5% p.a., its interest rates are paid twice a year as of January 2011. The Company has the right to settle the transaction in advance.

In September 2010, the Company issued bonds amounting to US$1 billion through subsidiary CSN Island XII Corp. These indefinite maturity bonds pay 7% p.a. and  interest rates will be paid quarterly as of December 2010, and and the Company has the right to settle the transaction at its face value after 5 years, on the maturity dates for the interest as of September 23, 2015.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The guarantees provided for loans comprise fixed asset items, sureties, bank guarantees and securitization operations (exports), as shown in the following table and do not include the guarantees provided to subsidiaries and jointly-owned subsidiaries mentioned in Note 19.

	9/30/2010	6/30/2010
Property, plant and equipment	47,985	47,985
Fidejussion guarantee	74,934	78,846
Imports	29,258	33,306
Securitizations (exports)	360,810	238,161
	512,987	398,298

The following table shows the amortization and funding in the current period:

	9/30/2010	6/30/2010
Opening balance	18,049,419	15,862,339
Funding	3,609,567	2,177,391
Amortization	(569,793)	(427,389)
Other (*)	(46,315)	437,078
Closing balance	21,042,878	18,049,419
(*) Including exchange and monetary variations.

(*) Including exchange and monetary variations.

a) Loans and financing with certain agents contain covenants, with which the Company is in compliance on September 30, 2010. Some of the main covenants are informed as follows:

Export and import financing operations

“The Company shall maintain all authorizations necessary to comply with the obligations established in the contract.”

“The Company shall export products in an amount sufficient to cover the principal and interest accrued which are due on the respective payment dates.”

Export credit notes issued in favor of Banco do Brasil S.A. and Banco Nossa Caixa S.A.

“The Company shall export steel products in general and/or iron ore in an amount sufficient to cover the principal of the operation.”

BNDES financing

“The Company shall prove the investment of own funds established in the project.”

 “The Company undertakes to not promote any acts or measures that may jeopardize or change the economic-financial breakeven of the loan beneficiary.”

Debentures

 “The Company shall immediately notify the Fiduciary Agent on the announcement of any general debenture holders’ meeting by the issuer.”

06.01 – NOTES TO THE FINANCIAL STATEMENTS

b) The Company and its subsidiaries also assume covenants, which are specific to certain contracts, but usual in operations of the same nature, and also had been complied with on September 30, 2010, as follows:

Covenants of the Company and subsidiaries for Eurobonds issued by subsidiaries:

“In foreign currency and debt operations represented by securities traded on stock exchanges outside Brazil, the Company must not constitute guarantees on its assets, except for those allowed in the operation agreements, without simultaneously guaranteeing the notes.”

CSN Islands IX Corp., CSN Islands X Corp. CSN Islands XI Corp. (Eurobonds): “The issuer must not assume debts, except for those represented by the notes, or debts representing commissions, costs or indemnifications due in accordance with the established in the operation documentation.”

Company’s covenant in Bank Letter of Credit (“CCB”) with Caixa Econômica Federal:

“The Company shall maintain in the collection account, at Caixa Econômica Federal, receivables in the amount of 10% of the operation’s outstanding balance.”

Covenants applicable to the Company’s subsidiaries:

CSN Export S.à.r.l (Securitization): “CSN Export must not assume debts except for those established in the operation documentation and debts resulting from law and which do not have a materially adverse effect.”

CSN Export S.à.r.l. recorded in the 26th quarter of its Securitization program ended on January 31, 2010, an insufficient export level to comply with certain export coverage ratios provided for in the program agreements, which resulted in an Accumulation Event, with a temporary allocation of funds (up to the amount corresponding to twice the debt service) to an accumulation account managed by the custodian bank. In the 27th quarter of the program ended on April 30, 2010, CSN Export recovered sufficient export levels to comply with the coverage ratios originally provided for in the program, resulting in the release of funds then retained in the accumulation account.

Transnordestina (BNDES financing): “Transnordestina undertakes to not change, without prior and express authorization of BNDES, its share control.”

17.   DEBENTURES

Fourth issue

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued, on February 1, 2006, 60,000 non-convertible and unsecured debentures, in one single tranche, with a unit face value of R$10. These debentures were issued in the total issuance value of R$600,000. The credits from the negotiations with the financial institutions were received on May 3, 2006.

Compensation interest is applied on the face value of these debentures corresponding to 103.6% of the Clearing House for the Custody and Financial Settlement of Securities (Cetip) Interbank Deposit Certificate (CDI), and the maturity of the face value is scheduled for February 1, 2012, with early redemption option.

The indenture of this debenture issue contains covenants – usual in this kind of operation – which have been duly complied with by the Company and are described below:

a)   Provision of information: the Company must provide to the trustee any information that the latter may reasonably require the former in up to ten business days counting from the date of the respective requirement;

06.01 – NOTES TO THE FINANCIAL STATEMENTS

b)   Audit: the Company must submit, pursuant to the law, its accounts and balance sheets for examination by an independent audit firm registered with CVM;

General Debenture holders’ Meeting: it must immediately notify the trustee on the call for any General Meeting by the Issuer.

18.   FINANCIAL INSTRUMENTS

I – Identification and appraisal of financial instruments

The Company operates with several financial instruments, from which the most relevant are funds available, including financial investments, securities, trade accounts receivable, accounts payable to suppliers and loans and financing. In addition, the Company also operates with derivative financial instruments, especially exchange swap and interest rate swap operations.

Considering the nature of instruments, the fair value is basically determined by using market prices in Brazil and abroad and prices at the Commodities and Futures Exchange. The amounts recorded in current assets and liabilities either have acid test ratio or are mostly due in three-month periods or less. Given the term and characteristics of these instruments, which are systematically renegotiated, book values are close to fair values.

II – Cash and cash equivalents, financial investments, accounts receivable, other current assets and accounts payable

Amounts recorded are close to realization amounts.

III – Investments in available-for-sale securities (except for subsidiaries and affiliates) and measured at fair value through the profit and loss

These mainly represent investments in ADR/shares acquired in Brazil and abroad from first-tier companies rated by international rating agencies as investment grade, which are recorded at the fair value considering the market price of each security. Financial assets are recorded under current assets and gains and eventual losses are recorded as financial revenue and expenses respectively.

Available-for-sale securities are recorded under financial assets and gains and eventual losses are recorded under shareholders´equity, where they will remain up to the effective realization of securities, or when an eventual loss is deemed unrecoverable.

Financial assets measured at fair value through the profit and loss are recorded under current assets andgains and eventual  losses are recorded as financial revenue and expenses respectively.

IV – Financial risk management policy

The Company has and follows a risk management that provides guidance on the risks incurred by the Company. According to this policy, the nature and general position of financial risks is regularly monitored and managed with the purpose of evaluating results and the financial impact on cash flow. Credit limits and the quality of the counterparties’ hedge are also periodically revised.

The risk management policy was established by the Board of Directors. According to this policy, market risks are hedged when it is considered necessary to support the corporate strategy or when it is necessary to maintain the financial flexibility level.

Under the risk management policy, risks are managed by using derivative instruments.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

•         Liquidity risk

This is the risk that the Company might not have sufficient cash to honor its financial commitments, due to term or volume mismatch between receipts and expected payments.

In order to manage cash liquidity in domestic and foreign currency, disbursement and future receipts assumptions were established and are daily monitored by the Treasury.

•         Exchange rate risk

The Company evaluates its exposure to exchange rate risk by subtracting its liabilities from its assets in US dollar, recording its net exposure to exchange risk, which is effectively the exposure risk in foreign currency. Therefore, in addition to accounts receivable from exports and investments abroad that are economically natural hedge instruments, the Company evaluates and uses several financial instruments, such as derivative instruments (swap, dollar x real, future exchange contracts, NDFs) to manage its exposure to exchange rate variation risks of the real against U.S. dollar.

•       Interest rate risk

Short and long-term liabilities, indexed to floating interest rates and inflation indexes. Due to this exposure, the Company maintains derivatives to manage these risks better.

•       Share’s market price risks

Investments in ADR/shares acquired from first-tier companies are subject to the variation of market prices of share traded ar stock exchanges.

•       Credit risk

The exposure to credit risk of financial institutions complies with the parameters established in the financial policy. The exposure to credit risk of our clients and suppliers complies with the parameters established by the credit policy.

Since part of the Companies’ funds is invested in Brazilian government bonds, there is also exposure to the Brazil’s credit risk.

In order to mitigate market risks, as foreign exchange and interest rate, Management contracts operations with derivatives, as shown below:

V – Derivatives

a) Policies for the use of hedging derivatives

The Company’s financial policy reflects the liquidity parameters, credit and market risk approved by the Audit Committee and Board of Directors. The use of derivative instruments, with the purpose of preventing interest rate and foreign exchange rate fluctuations from having a negative impact on the Company’s balance sheet and statement of income, should comply with the same parameters. Pursuant to internal rules, this financial investment policy was approved and is managed by the Board of Executive Officers.

As a routine, the Board of Executive Officers presents and discusses, at the meetings of the Board of Executive Officers and Board of Directors, the Company’s financial positions. Pursuant to the Bylaws, significant amount operations require previous approval by the Company’s Management. The use of other derivative instruments is subject to prior approval by the Board of Directors.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

In order to finance its activities, the Company often resorts to capital markets, either domestic or international ones, and due to the debt profile it seeks, part of the Company’s debt is pegged to foreign currency, mainly to the U.S. dollar, which motivates the Company to seek hedge for its indebtedness through derivative financial instruments.

In order to contract financial instruments and derivatives with the purpose of hedge in compliance with the structure of internal controls, the Company adopts the following policies:

•       continuous ascertainment of the exchange exposure, which occurs by means of the assessment of assets and liabilities exposed to foreign currency, within the following terms: (i) accounts receivable and payable in foreign currency; (ii) cash and cash equivalents and debt in foreign currency;

•       presentation of the financial position and foreign exchange exposure, as a routine, at meetings of the Board of Executive Officers and of the Board of Directors which approve this hedging strategy; and

•       contracting of hedge derivative operations only with first-tier banks;

The consolidated net exposure to the foreign exchange rate on Spetember 30, 2010 is shown as follows:

9/30/2010
Consolidated
(amounts in US$
thousand)
Cash and cash equivalents abroad	4,876,748
Margin of derivative guarantee	121,162
Investiments in securities for sale	101,172
Accounts receivable - foreign market clients	146,771
Securitization reserve fund	32,283
Other assets	130,941
Total assets	5,409,077
Loans and financing	(6,591,036)
Suppliers	(54,262)
Other liabilities	(17,152)
Total liabilities	(6,662,450)
Gross exposure	(1,253,373)
Notional value of contracted derivatives	1,427,727
Net exposure	174,354

The results obtained with these operations are in accordance with the policies and strategies defined by the Management.

•         Libor x CDI swap transactions

The purpose of these transactions is to hedge liabilities indexed to US Dollar Libor from Brazilian interest rate fluctuations. The Company has basically executed swaps of its liabilities indexed to Libor, in which it receives interest of 1.25% p.a. on the notional value in dollar (long position) and pays 96% of the Interbank Deposit Certificate – CDI on the notional value in Reais on the date of the contracting (short position). The notional value of these swaps on September 30, 2010 is US$150,000 thousand, hedging an export pre-payment operation in the same amount. The gains and losses from these contracts are directly related to exchange (dollar), Libor and CDI fluctuations. They are related to operations in the Brazilian over-the-counter market, in general, having first-tier financial institutions as counterparts.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

On September 30, 2010, the position of these contracts is as follows:

a)     Outstanding operations

		Notional value	Valuation - 2010		Fair value (market)	Amount payable or receivable in
		US$ thousand	(R$ thousand)		(R$ thousand)	the period (R$ thousand)
Date of maturity	Counterparties	9/30/2010	Long-term	Short-term	9/30/2010	Amount payable
Nov/12/10	CSFB	150,000	254,587	(257,581)	(2,994)	(2,994)

b)     Settled operations

		Notional value		Valuation - 2010		Valuation - 2009		Fair value
		US$ thousand		(R$ thousand)		(R$ thousand)		(market)
								(R$
Date of maturity	Counterparties	2010	2009	Long-term	Short-term	Long-term	Short-term	2010	2009	Amount paid
2/12/2010	CSFB	150,000	150,000	255,316	(259,411)	254,787		(4,096)	(2,184)	(1,912)
5/12/2010	CSFB	150,000		255,228	(259,066)		(256,971)	(3,838)		(3,838)
8/12/10	CSFB	150,000		255,367	(260,316)			(4,950)		(4,950)
				765,911	(778,793)	254,787	(256,971)	(12,884)	(2,184)	(10,700)

The net position of the aforementioned contracts is recorded in a specific derivative account in the loans and financing group as loss in the amount of R$2,994 on September 30, 2010 and its effects are recognized in the Company’s financial result as a loss in the amount of R$13,694.

•         Real-U.S. Dollar Commercial Exchange Rate Futures Contract

It seeks to hedge foreign-denominated liabilities against the Real variation. The Company may buy or sell commercial U.S. dollar futures contracts on the Commodities and Futures Exchange (BM&F) to mitigate the foreign currency exposure of its US dollar-denominated liabilities. The specifications of the Real-U.S. dollar exchange rate futures contract, including detailed explanation on the contracts’ characteristics and calculation of daily adjustments, are published by BM&F and disclosed on its website (www.bmf.com.br). In 2010, the Company paid R$179,564 and received R$259,490 in adjustments, thus having a gain of R$79,926. Gains and losses from these contracts are directly related to the currency fluctuations. On September 30, 2010, the Company did not have outstanding transactions.

•         Exchange swap transactions

Exchange swap transactions aim at protecting its liabilities denominated in foreign currency against the fluctuation of the Real. The Company carried out swaps of its U.S. dollar-denominated liabilities, in which the Company will receive the difference between the exchange variation observed in the period plus interest rate which ranges between 1.70% and 2.50% p.a., multiplied by the notional value (long position) and pays interest based on the Interbank Deposit Certificate – CDI, on the amount in Reais of the notional value on the date of the contracting (short position). The notional value of these swaps on September 30, 2010 was US$1,343,000 thousand. The gains and losses from these contracts are directly related to exchange (dollar) and CDI fluctuations. These transactions are related to operations in the Brazilian over-the-counter market, primarily having first-tier financial institutions as counterparties, contracted within exclusive investment funds.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

On September 30, 2010, the consolidated position of these contracts is as follows:

a)   Outstanding operations

	Notional value (US$ thousand)		Valuation - 2010 (R$ thousand)		Fair value (market) (R$ thousand)	Amount payable or receivable in the year (R$ thousand)
Counterparties	9/30/2010	Operation maturity	Long-term position	Short-term position	9/30/2010	Amount payable
HSBC	460,000	Oct/01/10	780,357	(814,256)	(33,899)	(33,899)
Deutsche Bank	150,000	10/01/2010 to 1/03/2011	254,724	(270,920)	(16,195)	(16,195)
Itau BBA	563,000	Oct/01/10	955,198	(996,579)	(41,381)	(41,381)
Santander	170,000	Oct/01/10	288,443	(300,921)	(12,479)	(12,479)
	1,343,000		2,278,722	(2,382,676)	(103,954)	(103,954)

b)   Settled operations

									Amount payable or
	Notional value US$		Valuation - 2010		Valuation - 2009		Fair value (market)		receivable in the year
	thousand		(R$ thousand)		(R$ thousand)		(R$ thousand)		(R$ thousand)
Counterparties	2010	2009	Long-term position	Short-term position	Long-term position	Short-term position	2010	2009	Amount receivable/received	Amount payable/paid
Deutsche Bank	450,000		830,982	(830,892)			90		5,592	(5,502)
Goldman Sachs	2,072,000	300,000	3,754,965	(3,743,454)	523,270	(527,928)	11,511	(4,658)	54,579	(38,409)
HSBC	2,870,500		5,064,631	(5,174,499)			(109,868)		16,848	(126,716)
Itau BBA	1,777,000	130,000	3,186,385	(3,173,937)	226,753	(228,968)	12,448	(2,215)	64,236	(49,573)
Santander	4,081,220	1,024,500	7,398,049	(7,392,523)	1,788,212	(1,824,172)	5,526	(35,960)	130,885	(89,399)
Westlb	265,000	65,000	475,789	(491,788)	113,379	(114,569)	(15,999)	(1,190)		(14,809)
	11,515,720	1,519,500	20,710,801	(20,807,093)	2,651,614	(2,695,637)	(96,292)	(44,023)	272,140	(324,408)

The net position of the aforementioned contracts (dollars and euros)  is recorded in a specific derivative account in the loans and financing group as a loss in the amount of R$103,954 on Septemer 30, 2010 (loss of R$29,663 on June 30, 2010) and its effects are recognized in the Company’s financial result as loss in the amount of R$156,222.

The subsidiaries Tecon and Lusosider maintain derivative operations to hedge against Yen and US Dollar exposures. The notional value of these operations are JPY 2,390,398 and US$84,727 respectively and the results of these operations are consolidated in the Company’s results in the amount of R$4,567.

The jointly-owned subsidiary MRS Logística has derivative (swap) operations which caused proportional losses to the Company’s interest, in the amount of R$8,124 recognized in CSN’s consolidated balance sheet for September 30, 2010.

In addition to the swaps above mentioned, the Company also made NDFs (Non Deliverable Forward) of its assets in euros. Basically, the Company contracted financial derivatives of its assets in euros, from which it will receive the difference between the exchange variation in U.S. dollars observed in the period, multiplied by the notional value (long position) and pays the difference between the exchange variation in euros observed in the period, over the notional value in euros on the agreement date (short position). These are over-the-counter Brazilian market operations, and first-tier financial institutions are the counterparties, contracted within exclusive funds.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

On September 30, 2010, the consolidated position of these agreements was as follows:

i)    Outstanding trasactions

	Notional value (EUR thousand)		Valuation - 2010 (R$ thousand)		Fair value (market) (R$ thousand)	Amount payable or receivable in the period
Counterparties	2010	Operation Maturity	Long-term position	Short-term position	2010	Amount payable
Goldman Sachs	50,000	Nov/18/10	110,217	(115,497)	(5,280)	(5,280)
HSBC	25,000	Nov/18/10	55,104	(57,748)	(2,644)	(2,644)
HSBC	15,000	Nov/18/10	33,091	(34,649)	(1,558)	(1,558)
	90,000		198,412	(207,894)	(9,482)	(9,482)

ii)   Settled trasactions

	Notional value EUR thousand		Valuation - 2010 (R$ thousand)		Amount payable or receivable in the period (R$ thousand)

Counterparties	2010	Operation Maturity	Long-term position	Short-term position	Amount receivable/ received	Amount payable/paid
Itau BBA	25,000	Jul/12/10	56,833	(57,010)		(177)
Deutsche Bank	30,000	7/12/2010 to 9/15/2010	68,061	(68,267)		(205)
HSBC	35,000	7/12/2010 to 9/15/2010	79,337	(79,524)		(188)
Goldman Sachs	75,000	Sep/15/10	168,578	(168,863)	491	(777)
	165,000		372,809	(373,664)	491	(1,347)

•         Methods and assumptions used to calculate and measure financial instruments – derivatives

Foreign exchange swap transactions, Libor x CDI swap transactions

The Company uses an exclusive fund for its foreign exchange swap operations. The fund’s manager, Banco BTG Pactual, calculates and discloses the market value of the fund assets (NAV – Net Asset Value) on a daily basis, using the following pricing methodology to ascertain the market value of the foreign exchange swap.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

US Dollar

Pricing Methodology

The first step in order to calculate the swap is to correct its notional financial value at the foreign exchange rate variation.

The second step consists of calculating which value the corrected notional value would have on the maturity date.

The third and last stage of the calculation is to carry the swap value on the maturity date to the calculation date.

Combining all steps in one single equation we would have the following:

Where:

FinSwapcalc	Swap’s financial value on calculation date
FinNocSwap	Swap’s notional financial value (initial financial value)
FinNocSwapcorr	Swap’s notional financial value restated to calculation date
FinSwapvcto	Swap’s estimated financial value on maturity
PtaxVcalc	Sale PTAX800 on calculation date. Source: Brazilian Central Bank
PtaxVini	Sale PTAX800 on initial swap date. Source: Brazilian Central Bank
DCvcto.ini	Days elapsed between initial swap and maturity
DCvcto.hoje	Days elapsed between initial swap and calculation date
i	Swap’s remuneration rate
tx	Current market foreign exchange coupon rate. Primary Source: BM&F

The rates used for all swaps are the ones disclosed by BM&F. In their absence, or in situations of liquidity decrease or systemic crisis situations, coupons of the government bonds of each of the respective indexes are used as a notion for calculation. In the absence of the rate for the specific vertex to be calculated, the BM&F interpolated rates are used.

The Libor x CDI swap was directly contracted by the Company and, therefore, its market value was calculated as follows:

06.01 – NOTES TO THE FINANCIAL STATEMENTS

•         Long position (purchased): carried to future value at current Libor and discounted at present value by the prefixed US Dollar curve.

•         Short position (sold): carried to future value at current CDI and discounted at present value by the prefixed Brazilian Real curve.

The data sources for the mark-to-market of these instruments are the following: BBA (British Bankers Association), BM&F, BOVESPA and CETIP, and all data were taken from Bloomberg.

•         X - Sensitivity analysis

For the consolidated exchange operations with US Dollar fluctuation risk, based on the foreign exchange rate on September 30, 2010 of R$1.6942 per US$1.00, adjustments were estimated for five scenarios:

- Scenario 1: Probable Scenario, which used the future U.S. Dollar rate of BM&F, maturing on October 11, 2010, from September 30, 2010;

- Scenario 2: (25% of Real appreciation) rate of R$1.2707 per US$1.00;

- Scenario 3: (50% of Real appreciation) rate of R$0.08471 per US$1.00;

- Scenario 4: (25% of Real devaluation) rate of R$2.1178 per US$1.00;

- Scenario 5: (50% of Real devaluation) rate of R$2.5413 per US$1.00.

	9/30/2010

		US$ Notional
	Risk	value	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
		1.6942	1.7022	1.2707	0.8471	2.1178	2.5413
Exchange Swap	U.S. Dollar fluctuation	1,343,000	10,744	(568,761)	(1,137,655)	568,828	1,137,655
Swap Libor vs. CDI	U.S. Dollar fluctuation	1,767	14	(748)	(1,497)	749	1,497
Exchange position - functional currency Bazilian Reais	U.S. Dollar fluctuation	(1,253,373)	(10,027)	530,803	1,061,732	(530,866)	(1,061,732)
(not including the foreign exchange derivatives above)
Consolidated exchange position	U.S. Dollar fluctuation	174,354	1,395	(73,839)	(147,695)	73,848	147,695
(including the foreign exchange derivatives above)

VI – Classification of financial instruments

	9/30/2010					6/30/2010
Consolidated - R$ thousand	Balances	Available- for-sale	Fair value through profit and loss	Loans and receivables - effective	Other liabilities - Amortized cost method	Balances	Available- for-sale	Fair value through profit and loss	Loans and receivables - effective interest	Other liabilities - Amortized cost method
Assets
Current
Cash and cash equivalents	11,483,805		11,483,805			9,672,152		9,672,152
Net accounts receivable	1,345,099			1,345,099		1,298,017			1,298,017
Financial Investment - Securities for trading	1,375,993	1,204,586	171,406			317,603	175,675	141,928
Guarantee (margin) of financial instruments	205,273		205,273			147,109		147,109
Securitization reserve fund	23,693		23,693			21,878		21,878

Noncurrent
Other receivables	59,952			59,952		59,495			59,495
Other financial interests	630,700	630,700				499,112	499,112
Securitization reserve fund	32,817		32,817			32,817		32,817

Liabilities
Current
Loans and financing	2,767,504				2,767,504	1,417,033				1,417,033
Debentures	23,344				23,344	33,159				33,159
Derivatives	147,147		147,147			52,145		52,145
Suppliers	633,650				633,650	691,768				691,768
Salaries and social contribution	188,888				188,888	167,041				167,041
Dividends, Interest on shareholders' equity and profit sharing	335,482				335,482	222,145				222,145
Noncurrent
Loans and financing	17,032,347				17,032,347	15,475,408				15,475,408
Debentures	1,068,119				1,068,119	1,068,119				1,068,119
Derivatives	4,418		4,418			8,697		8,697

06.01 – NOTES TO THE FINANCIAL STATEMENTS

FINANCIAL INSTRUMENTS ASSOCIATED TO OTHER FINANCIAL ASSET PRICE FLUCTUATION RISKS

Total return equity swap contracts

On August 13, 2009, the Company presettled the total return equity swap operation contracted on September 5, 2008, as approved by the Board of Directors on July 8, 2009.

			2009
Date of issue	Settlement date	Notional value (Us$)	Assets	Liabilities	Market value
5/9/08	8/13/09	1,050,763	1,364,812	(1,934,741)	(569,929)

Despite this operation’s accumulated losses from September 5, 2008 up to the date of its settlement, in the amount of R$569,929, during 2009 the operation generated a profit totaling R$1,026,465.

Swap contract without cash, had as counterpart Banco Goldman Sachs International, was pegged to 29,684,400 American Depositary Receipts (“ADR”) of Companhia Siderúrgica Nacional (long position) and Libor of 3 months + spread of 0.75% p.a. (short position).

The gains and losses from this contract were directly related to foreign exchange fluctuations, the Company’s ADRs and Libor quotation. This instrument was recorded in other accounts payable in the balance sheet, and gains and loss, by accrual period, in the Company’s financial results.

This operation had deposit related to the guarantee margin with the counterparty in the amount of US$593,410 remunerated daily at the FedFund rate, and this deposit was released on the operation settlement date. The guarantee margin was recorded in other accounts receivable under current assets.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

19.   SURETIES AND GUARANTEES

The Company has the following liabilities with its subsidiaries and jointly-owned subsidiaries, in the amount of R$8,676 million (R$5,198 million on June 30, 2010), for guarantees provided:

	In million
	Currency	Maturity	Loans		Tax foreclosure		Other		Total
			9/30/2010	6/30/2010	9/30/2010	6/30/2010	9/30/2010	6/30/2010	9/30/2010	6/30/2010

Transnordestina	R$	6/1/2010 to 5/8/2028	712.9	338.6			2.8	2.8	715.7	341.4
CSN Cimentos	R$	Indefinite			32.6	32.5	27.0	27.0	59.6	59.5
Prada	R$	Indefinite			9.9	9.9	0.7	0.7	10.5	10.6
Sepetiba Tecon	R$	Indefinite	2.5	1.7	15.0	15.0	61.5	61.5	79.0	78.2
Itá Energética	R$	9/15/13	74.9	93.7					74.9	93.7
CSN Energia	R$	Indefinite			1.0	1.0	2.3		3.3	1.0
Total in R$			790.3	434.0	58.4	58.4	94.3	92.0	942.9	584.4

CSN Islands VIII	US$	12/16/13	550.0	550.0					550.0	550.0
CSN Islands IX	US$	1/15/15	400.0	400.0					400.0	400.0
CSN Islands X	US$	Perpetual	750.0	750.0					750.0	750.0
CSN Islands XI	US$	9/21/19	750.0	750.0					750.0	750.0
CSN Islands XII	US$	Perpetual	1,000.0						1,000.0
Aços Longos	US$	12/31/11	4.4	4.4					4.4	4.4
CSN Resources	US$	7/1/20	1,000.0						1,000.0
CSN Cimentos	US$	7/15/10						2.1	2.1	2.1
Prada	US$	1/29/11	4.6	2.0					4.6	2.0
Transnordestina	US$	Indefinite	62.1					62.1	62.1	62.1
Total in US$			4,521.1	2,456.4				64.2	4,523.2	2,520.6

Transnordestina	EUR	Indefinite					33.3	33.3	33.3	33.3
Total in EUR							33.3	33.3	33.3	33.3

20.   TAXES PAID IN INSTALLMENTS

a)   Tax recovery program (Refis)

•       Federal Refis

On November 26, 2009, CSN and its subsidiaries adhered to the Federal Tax Repayment Program (REFIS) introduced by Law 11,941/09 and Provisional Measure 470/09, in order to settle their tax and social security liabilities through a special settlement and installment payment system. The adhesion to special tax programs reduced the amount payable of fines, interests and legal charges previously due.

The Management’s decision took into account the matters judged by higher courts, as well as the evaluation of its external advisors as to the possibility of a favorable court decision for the lawsuits in progress.

In November 2009 and February 2010, companies recorded the adjustments necessary to be made in the provisions, as well as reductions in debits set forth in special programs, according to the waiver date of administrative appeals or legal proceedings. In 2009, the Parent Company recorded a positive effect of R$505,853 before IRPJ and CSLL whereas the consolidated was R$507,633. In 1Q10, those amounts corresponded to a negative effect of R$48,890 and R$42,364 before IRPJ and CSLL in the Parent Company and consolidated, respectively, which were recorded in the financial result and other operating revenues and expenses (see Notes 24 and 25).

The new debit value after the application of reductions related to the tax program of Law 11,941/09 was offset with court deposits related to these lawsuits and is subject to validation by the proper authorities. The remaining balance will be paid in 180 monthly installments as of the consolidation of debits by the authorities.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

As for debits recorded pursuant to Provisional Measure 470/09, these are being paid in 12 installments as of November 2009. In July 2010, the Company chose to offset with the amounts of tax loss carryforwards and negative basis of social contribution the last four installments of this tax recovery program, pursuant to the possibility set forth in the applicable legislation.

Respective authorities are still examining the data presented with the purpose of consolidating the debits included in installment payments set forth by Provisional Measure 470/09 and Law 11,941/09.

On September 30, 2010, the position of debits from Refis, recorded in taxes paid in installments was R$1,445,744 (R$1,607,400 on June 30, 2010) in the parent company and R$1,478,609 (R$1,638,291 on June 30, 2010) in the consolidated.

•       State Refis

On January 18, 2010, the state of Rio de Janeiro enacted Law 5,647/10, which implemented the Tax Recovery Program. Based on this new rule, amounts due have reduced fines and interests and could be settled with judgment debts of the government until May 31, 2010. The Company and its subsidiaries, CSN Cimentos and MRS, have chosen to include certain state tax debits in the Tax Recovery Program (REFIS), which amounted to R$52,387, with no significant impact on the income for the year.

b)   Taxes paid in installments

In 2008, jointly-owned subsidiary MRS Logística renegotiated the payment schedule of the ICMS debit with the State of Minas Gerais to be paid in 120 installments.

On May 5, 2010, the Revenue Service of the State of Minas Gerais established the Special Installment Program II (PPE II) by Decree 45,358/10. In July 2010, MRS drawn up the request that allowed for the adhesion to the new PPE and paid the debit in cash on August 16, 2010, in the amount of R$104,535.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

21.   PROVISIONS AND JUDICIAL DEPOSITS

Several proceedings involving actions and complaints of a number of issues are being challenged at the proper jurisdictions. The breakdown of the amounts recorded as provisions and the respective judicial deposits related to those actions are shown as follows:

	9/30/2010			6/30/2010
	Judicial	Liabilities	Net	Judicial	Liabilities	Net
	Deposits	provisioned	Provisions	Deposits	provisioned	Provisions
Current liabilities
Provisions:
Labor	(66,714)	139,697	72,983	(66,714)	142,703	75,989
Civil	(35,563)	56,278	20,715	(35,563)	53,865	18,302
Parent Company	(102,277)	195,975	93,698	(102,277)	196,568	94,291
Consolidated	(111,484)	223,885	112,401	(111,484)	220,866	109,382
Noncurrent
Provisions:	-		-	-		-
Labor		-	-		-	-
Environmental	(282)	148,317	148,035	(282)	122,240	121,958
Tax		62,094	62,094		61,075	61,075
	(282)	210,411	210,129	(282)	183,315	183,033
Legal liabilities challenged in court:
Tax
IPI premium credit	(1,227,892)	1,227,892	-	(1,227,892)	1,227,892	-
CSLL credit on exports		402,604	402,604		374,601	374,601
SAT		67,003	67,003		67,003	67,003
Education Allow ance	(33,121)	33,121	-	(33,121)	33,121	-
CIDE	(27,683)	27,683	-	(27,576)	27,576	-
Income tax / Plano Verão	(20,892)	20,892	-	(20,892)	20,892	-
Other provisions	(35,940)	111,995	76,055	(36,047)	110,620	74,573
	(1,345,528)	1,891,190	545,662	(1,345,528)	1,861,705	516,177
Total parent company current	(102,277)	195,975	93,698	(102,277)	196,568	94,291
Total parent company noncurrent	(1,345,810)	2,101,601	755,791	(1,345,810)	2,045,020	699,210
Total consolidated current	(111,484)	223,885	112,401	(111,484)	220,866	109,382
Total consolidated noncurrent	(1,387,578)	2,181,779	794,201	(1,387,339)	2,125,214	737,875

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The change in provisions for contingencies for the period ended September 30, 2010 and June 30, 2010 are as follows:

Consolidated
			Financial	Utilization
Nature	6/30/2010	Additions	Charges		9/30/2010
Civil	75,326	9,710	4,171	(12,290)	76,917
Labor	181,331	3,169	2,123	(7,489)	179,134
Tax	1,877,612	702	31,036	(3,971)	1,905,379
Environmental	122,748	38,683	2,783	(9,043)	155,171
Pension Plan	89,063				89,063
Total	2,346,080	52,264	40,113	(32,793)	2,405,664
Parent Company
			Financial	Utilization
Nature	6/30/2010	Additions	Charges		9/30/2010
Civil	53,865	9,433	4,170	(11,190)	56,278
Labor	142,703	2,627	968	(6,601)	139,697
Tax	1,855,777		31,035	(531)	1,886,281
Environmental	122,240	32,353	2,767	(9,043)	148,317
Pension Plan	67,003				67,003
Total	2,241,588	44,413	38,940	(27,365)	2,297,576

The provisions for civil, labor, tax, environmental and social security liabilities were estimated by the Company’s Management substantially based on the opinion of its legal counsel, and only the cases classified as risk of probable loss were recorded. Additionally, the provisions include tax liabilities arising from actions taken on the Company’s initiative, plus SELIC (Special Settlement and Custody System) interest.

The Company and its subsidiaries are defendants in other judicial and administrative proceedings (labor, civil and tax) in the approximate amount of R$3,852,690 billion, R$2,654,425 of which corresponds to tax proceedings, R$314,989 to civil actions and R$883,276 to labor and social security lawsuits. According to the Company’s legal counsel, these administrative and legal proceedings are assessed as possible risk of loss. These proceedings were not accrued in accordance with the Management’s judgment and with accounting practices adopted in Brazil.

a) Labor proceedings

On September 30, 2010, the Company is defendant in 9,281 labor claims, with a provision in the amount of R$139,697 (R$142,703 on June 30, 2010). Most of the pleadings of the actions are related to joint and/or subsidiary liability, wage parity, additional allowances for unhealthy and hazardous activities, overtime and differences related to the 40% fine on FGTS (severance pay) resulting from the federal government’s economic plans and profit sharing differences from 1997 to 1999 and from 2001 to 2003.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

b) Civil proceedings

Among the civil judicial proceedings to which the Company is defendant, there are mainly actions with indemnification request. Such proceedings, in general, arise from occupational accidents and diseases related to the Company’s industrial activities. A provision in the amount of R$56,278 on September 30, 2010 (R$53,865 on June 30, 2010) was recorded for proceedings involving civil matters.

c) Environmental liabilities

On September 30, 2010, the Company has a provision in the amount of R$148,317 (R$122,240 on June 30, 2010) for use in expenses related to services for environmental investigation and recovery of areas potentially polluted within the plants in the States of Rio de Janeiro, Minas Gerais and Santa Catarina.

d) Tax proceedings

▪  Income and Social Contribution Taxes

(i) Plano Verão - The parent company claims the recognition of the financial-tax effects on the calculation of the income and social contribution taxes on net income, related to the 51.87% inflation write-down of the Consumer Price Index (IPC), which occurred in January and February 1989 (“Plano Verão”).

In 2004, the proceeding was concluded and a final and unappealable decision was reached, granting the right to apply the index of 42.72% (January 1989), from which the 12.15% already applied should be deducted. The use of the index of 10.14% (February 1989) was also granted. The proceeding is currently under expert inspection.

On September 30, 2010 the Company recorded R$339,856 (R$339,856 on June 30, 2010) deposited in court and classified in a specific court deposit account in long-term receivables and provision of R$20,892 (R$20,892 on June 30, 2010), representing the portion not recognized in court.

(ii) Social Contribution on Net Income - Exports – In February 2004, the Company filed a lawsuit in order to be exempted from the social contribution payment on its export revenues/earnings, as well as obtaining a court authorization to be able to repeat/offset all social contribution values that had been improperly paid on export  revenues/earnings since the publication of the Amendment 33/2001, which provided a new wording to Article  149, paragraph 2 of CF/88, when establishing that “social contributions will not levy on revenues resulting from exports”.

In March 2004, a preliminary injunction was issued, later confirmed in a court decision, which authorized the exclusion (of the CSLL calculation basis) only from the profit from exports.

Said decision was renewed by the 4th Panel of the 2nd Regional Federal Court (TRF), which overruled the writ claimed by the Parent Company. An Extraordinary Appeal was filed against this decision, whose progress was suspended until the Brazilian Federal Court (STF) renders a decision on the matter in the records of the Extraordinary Appeal 564,413 (leading case), in which the existence of a general rebound of this very constitutional issue was acknowledged.

In December 2008, the Company received a Collection Letter of the amounts referred to the exclusion of “revenues” on the CSLL calculation basis. Consequently, the Company’s Management approved the adhesion of the Collection Letter to the tax payment in installments program set forth by Law 11,941/2009 (REFIS), and also the litigation continuity about the main principle, related to the non-levy of CSLL on export profit, which was recently judged by the Supreme Court in Extraordinary Appeal notices 564,413 (leading case) in dissenting opinion (6X5) to taxpayers, still pending publication and that shall be purpose of an appeal.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Up to September 30, 2010, the amount of suspended liability and the credits offset based on the aforementioned proceeding was R$402,604 (R$374,604 on June 30, 2010), plus Selic interest rate.

▪  Contribution for intervention in the Economic Domain - CIDE

The parent company questioned the legality of Law 10168/00, which established the payment of CIDE on the amounts paid, credited or remitted to beneficiaries not resident in Brazil, for royalties or remuneration purposes on supply contracts, technical assistance, trademark license agreement and exploitation of patents.

The lower court decision was unfavorable, which was ratified by the 2nd Regional Federal Court (TRF). Appeals for Clarification of Judgment were filed, which were rejected, and an Extraordinary Appeal was filed at STF, which is awaiting decision as to its admissibility.

Due to adverse decisions and benefits from reduction of fines and interest rates, the Company’s Board of Directors approved the adhesion of said litigation to the tax recovery program of Law 11,941/2009.

After having applied the benefits of this program, the Company also maintains judicial deposits in the amount of R$6,141, out of which R$2,895 refer to excess deposits after the application of REFIS reductions that may be offset with other debits discussed in court by the taxpayer or converted into income. On September 30, 2010, there is a provision in the amount of R$3,384 (R$3,277 on June, 2010), which includes legal charges.

▪  Education allowance

The parent company challenged the unconstitutionality of the education allowance and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996. The proceeding was judged unfounded, and the Federal Regional Court maintained its unfavorable decision, which is final and unappealable.

In view of this fact, CSN attempted to pay the amount due, but FNDE and INSS did not reach an agreement about who should receive it. A fine was also demanded, but CSN did not agree on it.

CSN filed new proceedings questioning the above-mentioned facts and deposited in court the amounts due. In the first proceeding, the 1st level sentence judged partially favorable the pleading, in which the Judge removed the amount of the fine, maintaining, however, the SELIC rate. The Company presented brief of respondent to the defendant’s appeal, and appealed concerning the SELIC rate.

The amount provided for and deposited in court on September 30, 2010 totals R$33,121 (R$33,121 on June 30, 2010).

▪  Workers’ Compensation Insurance - SAT

The parent company is challenging in court the increase in the SAT rate from 1% to 3% and is also contesting the raise in SAT for purposes of Contribution to Special Retirement, whose rate was set at 6%, in accordance with the legislation, for employees who are exposed to harmful agents.

As for the first proceeding mentioned above, the lower court decision was unfavorable and the proceeding is under judgment in the 2nd Region of the Federal Regional Court. As for the second proceeding it ended up unfavorably for the Company, and the total amount due in this proceeding of R$33,077, which was deposited in court, was converted into revenue for the benefit of INSS.

The amount accrued on September 30, 2010, totals R$67,003 (R$67,003 on June 30, 2010), which includes legal additions and is exclusively related to the process of rate difference from 1% to 3% for all establishments of the Company. Due to the probability of losing of this discussion, the Company’s Board of Directors approved the adhesion of said discussions to the installment payment set forth by Law 11941/09. Due to the adhesion to REFIS and the withdrawal from the litigation that discussed the rate increase from 1% to 3%, CSN included the period that had not been assessed in the Common Installment Program, which awaits ratification.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

▪  IPI premium credit on exports

The Brazilian tax laws allowed companies to recognize IPI premium credit until 1983, when the Brazilian government, through Executive act, cancelled these benefits, prohibiting companies to use these credits.

The parent company challenged the constitutionality of this act and filed a claim to obtain the right to use the IPI premium credit on exports from 1992 to 2002, once only laws enacted by the legislative branch may cancel or revoke benefits prepared by prior legislation.

In August 2003 the Company obtained a favorable lower court decision, authorizing the use of the credits aforementioned. The national treasury appealed against this decision and obtained a favorable decision, and the Company then filed a special and extraordinary appeal against this decision at the Superior Court of Justice and at the Federal Supreme Court, respectively.

Between September 2006 and May 2007, the Brazilian Treasury filed 5 tax foreclosures and 3 administrative proceedings against the Company , related to the payment of taxes which were offset with IPI premium credits. The total payment amount was reatated at approximately R$2.7 billion on Septemeber 30, 2010

On August 29, 2007, CSN offered property to be levied upon treasury shares in the amount of R$536 million. 25% of this amount will be replaced by judicial deposits in monthly installments performed up to December 31, 2007 and as these substitutions take place, it was requested that the equivalent amount in shares be released from the levy of execution for the share price determined at the closing price of the day prior to the deposit. The requirement was pending decision.

On August 13, 2009, the Federal Supreme Court issued a decision with effects of general repercussion establishing that the IPI Premium Credit was only effective up to October 1990. Thus, the credits determined after 1990 were not recognized, and, in view of this court decision, the Company’s Board of Directors approved the adhesion of said issues to the tax recovery programs of tax debits pursuant to the Provisional Measure 470/09 and Law 11941/09, in which there is the advantage of reduced fines, interest and legal charges.

The Company held accrued the amount of credits already offset, increased by default charges up to September 30, 2009. The new debit value after the application of reductions set forth in the program of Law 11941/09, was offset with court deposits related to said operations, resulting in an excess deposits amounting to R$516 million after the application of REFIS reductions, which can be offset by other debits discussed in court by the taxpayer or converted into income. Such debits are yet subject to ratification by the proper authorities, which will take place by mid 2010.

Debits registered pursuant to MP 470/09 have been paid in 12 installments as of November 2009, and the last four installments were replaced by the amounts of loss carryforwards and negative basis of social contribution, pursuant to the possibility set forth in the applicable legislation. Proper authorities are still examining the data presented to consolidate debits included in said payment in installments. Up to the moment, four administrative proceedings, amounting to R$1,290 million, are being challanged in court by proper authorities, two of which were purpose of registry as an overdue tax liabilty. The Company promptly challenged appeals in the administrative scope (by presenting proper appeals) in view of strong arguments about the inclusion of such debits in the payment in installments allowed for by MP 470/09 and, by means of an Injunction, suspended the appeals presented, said effect will suspend the enforceability of said debts until a final decision is issued in the administrative scope.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

▪  Other

The parent company also recorded provisions for proceedings related to INSS, Severance Pay (FGTS) - Supplementary Law 110, COFINS Law 10833/03, PIS - Law 10637/02 and PIS/COFINS - Manaus Free-trade Zone, amount of which totaled R$82,810 on September 30, 2010 (R$81,435 on June 30, 2010), which includes legal accruals.

Regarding the Cofins debit Law 10833/03, the Board of Executive Officers approved the adhesion of said discussions to the tax recovery program Law 11941/09. The Parent Company maintained a provision in the amount of credits already offset, increased by default charges up to September 30, 2009.

The new debit value after the application of reductions set forth in the program of Law 11941/09, was offset by court deposits related to said operations, resulting in an excess deposits amounting to R$9,141 after the application of REFIS reductions, which can be offset by other debits discussed in court by the taxpayer or converted into income. Such debits are yet subject to ratification by the proper authorities yet, which will take place by 2010.

On June 14, 2010, the Regional Federal Court of Brasília rejected the annulment action filed by CSN against CADE – Administrative Council for Economic Defense, which aimed at annulling its injunction for the so-infringements provided for in Articles 20 and 21, item I of Law 8884/1984. The respective appeals were presented against this decision, which were denied allowing for a Motion for Clarification that await final decision. It remained pending at CADE CSN’s requests for certificates informing the amount restated, on the present date, of the fine enforced by CADE, highlighting the criteria used for the calculation; of the term established at CADE’s court decision for the accomplishment of penalties, whether through the payment of the fine or the execution obligation (publication of the decision on a newspaper); and the timing of procedures adopted by CADE to fullfil the decision regarding CSN, such as the remittance of notification, publication of appellate decision (including Motion for Clarification), suspension of CADE’s court decision, registration of overdue tax liability. In response, it is stated that the restated amount of the fine is R$65,292 classified as possible loss.

22.   SHAREHOLDERS’ EQUITY

  i.    Paid-in capital stock

The Company’s fully subscribed and paid-in capital stock on September 30, 2010 amounted to R$1,680,947 (R$1,680,947 on December 31, 2009), split into 1,510,359,220 (1,510,359,220 on June 30, 2010) common book-entry shares, with no par value. Each share is entitled to one vote in the resolutions of the General Meeting. The Extraordinary General Meeting held on March 25, 2010, approved the split of shares representing the capital stock. After this split, each share is now represented by two (2) new shares.

    ii.      Authorized capital stock

The Company’s bylaws in force on September 30, 2010, determine that the capital stock can be increased up to 2,400,000,000 shares, by decision of the Board of Directors.

   iii.      Legal reserve

Recorded at the proportion of 5% on the net income determined in each period, pursuant to Article 193 of Law 6404/76, reaching the limit for its recording, as determined by the current legislation.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

  iv.       Treasury shares

The Board of Directors authorized several share repurchase programs, with the purpose of holding those shares in treasury for subsequent disposal and/or cancellation, which are shown as follows:

Board authorization	Number of shares authorized	Program term	Number of shares acquired	Shares cancellation	Average weighted acquisition cost	Balance in treasury
12/21/07	4,000,000	From 1/23/2008 to 2/27/2008 (1)			Not applicable	34,734,384
3/20/08	10.800.000(2)	Up to 4/28/2008			Not applicable	34,734,384
5/6/08	10,800,000	Up to 5/28/2008			Not applicable	34,734,384
6/2/08	10,800,000	Up tp 6/26/2008			Not applicable	34,734,384
6/27/08	10,800,000	From 6/30/2008 to 7/29/2008			Not applicable	34,734,384
8/1/08	10,800,000	From 8/4/2008 to 8/27/2008			Not applicable	34,734,384
9/26/08	10,800,000	From 9/29/2008 to 10/29/2008	10.800.000(3)		29.4	45,534,384
12/3/08				10.800.000(4)	Not applicable	34,734,384
12/3/08	9,720,000	From 12/4/2008 to 1/4/2009			Not applicable	34,734,384
1/7/09	9,720,000	From 1/8/2009 to 1/28/2009			Not applicable	34,734,384
2/2/09	9,720,000	From 2/3/2009 to 2/25/2009			Not applicable	34,734,384
7/20/09	29,684,400	Up to settlement of Equity Sw ap(5)	29.684.400(5)		45.49	64,418,784
8/21/09				8.539.828(6)	Not applicable	55,878,956
9/14/09				29.684.400(7)	Not applicable	26,194,556
12/18/09	14,437,405	From 12/18/2009 to 1/15/2010 (8)			Not applicable	26,194,556
3/25/2010 (9)					Not applicable	52,389,112
5/6/10	28,874,810	From 5/7/2010 to 6/8/2010 (10)			Not applicable	52,389,112

(1) The start of this program only occurred after the cancellation of shares approved at the Extraordinary General Meeting (AGE) held on January 22, 2008.

(2) As from this share repurchase program the number of shares informed already reflects the split and cancellation of shares approved at the AGE held on January 22, 2008.

(3) All shares acquired in this program were repurchased as from October 2008.

(4) The Extraordinary General Meeting held on December 3, 2008 approved the cancelation of 10,800,000 treasury shares, without reducing the capital stock.

(5) The Board of Directors approved the acquisition by the Company, through a private operation, of 29,684,400 ADRs previously held by Goldman Sachs due to an operation called “Total Return Equity Swap Transaction”, for the settlement price that was defined based on the weighted average of the price of the Company’s shares in the 30 floors sessions prior to the settlement date, translated into U.S. dollars by using the spot dollar translation rate of the business day immediately prior to the settlement date, as per the CVM Board’s decision – Proceeding RJ2009/5962. On August 13, the operation was settled and the ADRs were repurchased, converted into common shares and subsequently cancelled.

(6) The Extraordinary General Meeting held on August 21, 2009 approved the cancelation of 8,539,828 treasury shares, without reducing the capital stock.

(7) The Extraordinary General Meeting held on September 14, 2009 approved the cancelation of 29,684,400 treasury shares for the historical cost of acquisitions at the unit price of R$25.28, without reducing the capital stock.

(8) On December 18, 2009, the Board of Directors authorized the opening of a new share buyback program, to be held in treasury for subsequent sale or cancellation; up to the closure of the these statements the Company had not yet repurchased the shares.

(9) The Extraordinary General Meeting held on March 25, 2010 approved the split of treasury shares. Therefore, each share now represents two shares.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(10) On May 6, 2010, the Board of Directors authorized the opening of a new share repurchase program to be held in treasury for subsequent disposal or cancellation; until the conclusion of this quarterly information, the Company had not repurchased shares yet.

On September 30, 2010, the position of treasury shares was as follows.

Number of shares acquired (in units)	Total amount paid for the shares	Share unit cost	Share market value on 9/30/2010 (*)
Average
52,389,112	R$ 1,191,559	R$ 22.75	R$ 1,536,573

(*) Average quotation of shares on BOVESPA on September 30, 2010 at the value of R$29.33 per share.

v. Shareholding structure

On September 30, 2010, the shareholding structure was as follows:

	9/30/2010
	Number of Common Shares	Total % of shares	% excluding treasury shares
Vicunha Siderurgia S.A.	697,719,990	46.20%	47.86%
Caixa Beneficente dos Empregados da CSN - CBS	70,981,734	4.70%	4.87%
BNDESPAR	31,773,516	2.10%	2.18%
Sundry (ADR - NYSE)	343,599,502	22.75%	23.57%
Other shareholders (approximately 10 thousand)	313,895,366	20.78%	21.52%
	1,457,970,108	96.53%	100.00%
Treasury shares	52,389,112	3.47%
Total shares	1,510,359,220	100.00%

23.   INTEREST ON SHAREHOLDERS' EQUITY

The calculation of interest on shareholders’ equity is based on the variation of the Long-Term Interest Rate (TJLP) on shareholders’ equity, limited to 50% of the income for the year before income tax or 50% of retained earnings and profit reserves, in which case the higher of the two limits may be used, pursuant to the legislation in force.

In compliance with the CVM Resolution 207, of December 31, 1996, and with tax rules, the Company opted to record the proposed interest on shareholders’ equity in the amount of R$267,613 on September 30, 2010, corresponding to R$0.01835515 per share, as corresponding entry against the financial expenses account, and reverse it in the same account, and not presenting it in the statement of income and not generating effects on net income, except with respect to tax effects recognized in deferred income and social contribution taxes. Management will propose that the amount of interest on shareholders’ equity be attributed to the mandatory minimum dividend.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

24.   FINANCIAL INCOME AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

	Consolidated		Parent Company
	9/30/2010	9/30/2009	9/30/2010	9/30/2009
				Adjusted
Financial expenses:
Loans and financing - foreign currency	(468,237)	(399,966)	(82,101)	(59,158)
Loans and financing - local currency	(553,329)	(143,114)	(444,387)	(129,370)
Related parties	(279,959)	(269,275)	(1,186,543)	(1,565,985)
PIS/COFINS on other revenues	(795)	(867)	(760)	(867)
Losses from derivative instruments (*)	(18,261)	(747,499)	(13,694)	(13,334)
REFIS effect Law 11,941/09 and MP 470/09	(33,921)		(6,055)
Interest rates, fines and tax charges	(218,125)	(256,532)	(179,785)	(226,444)
Other financial expenses	(44,759)	(184,641)	(41,970)	(164,846)
	(1,617,386)	(2,001,894)	(1,955,295)	(2,160,004)
Financial income:
Related parties	39,403	50,614	281,047	81,509
Income on financial investments	290,537	169,020	29,675	4,971
Derivatives gains (*)		743,679
Other income	119,049	204,296	49,538	174,500
	448,989	1,167,609	360,260	260,980
Net financial result	(1,168,397)	(834,285)	(1,595,035)	(1,899,024)

Monetary variations:
- Gains	590	876	1,777	756
- Losses	(6,832)	500	(1,753)	3,439
	(6,242)	1,376	24	4,195
Exchange variations:
- Gains	(366,188)	(141,385)	(16,253)	(151,259)
- Losses	253,735	741,311	45,479	1,755,654
- Exchange variations w ith derivatives (*)	(86,633)	282,786
	(199,086)	882,712	29,226	1,604,395
Net monetary and exchange variations	(205,328)	884,088	29,250	1,608,590

(*) Statement of income from derivative operations
Sw ap CDI x USD	(156,222)	(471,128)
Sw ap EUR x USD	(10,337)
Sw ap Libor x CDI	(13,694)	(13,334)	(13,694)	(13,334)
U.S. Dollar Futures	79,926	(201,981)
Total return equity sw ap		1,026,465
Other	(4,567)	(61,056)
	(104,894)	278,966	(13,694)	(13,334)

06.01 – NOTES TO THE FINANCIAL STATEMENTS

25.   OTHER OPERATING (EXPENSES) AND INCOME

	Consolidated		Parent Company
	9/30/2010	9/30/2009	9/30/2010	9/30/2009
				Adjusted
Other operating expenses	(451,954)	(473,588)	(415,935)	(388,278)
Taxes and fees	(81,928)	(56,179)	(64,241)	(50,170)
REFIS effect Law 11,941/09 and MP 470/09	(8,444)		(42,835)
Provision for contingencies and net losses of reversals	(68,338)	(158,698)	(35,161)	(134,242)
Contractual fines	(165,461)	(21,909)	(169,095)	(33,135)
Equipment Stoppage	(16,485)	(27,808)	(13,756)	(25,192)
Equity loss		(62,632)		(59,126)
Inventory loss	(7,012)	(22,226)	(7,536)	(21,092)
Expenses w ith engineering projects	(13,474)	(1,890)	(13,474)	(1,890)
Impairment ERSA		(23,137)		(23,137)
Actuarial liabilities	(15,847)	(17,295)	(14,802)	(9,771)
Legal services	(7,144)		(7,144)
Other expenses	(67,821)	(81,814)	(47,891)	(30,522)
Other operating income	151,295	1,006,944	109,496	945,712
Indemnifications	3,870	5,557	2,745	5,143
Reversal of provision for contingencies		71,648		71,648
Actuarial liabilities	38,722		40,779
Extemporaneous credit PIS / COFINS / ICMS	32,739		32,739
Acquisition of government securities issued to cover ordered debts of Piraí city	22,269		22,269
Rents and leasings	4,973	3,749	2,711	2,744
Gains from investments	2,492	856,956	2,891	856,956
Dividends from third parties	3,322	3,794	2,372	3,257
Materials sales	6,654	2,972
Contractual fines - MRS	15,439	592
Other income	17,148	59,150	2,990	5,965
Other operating income and (expenses)	(300,659)	533,356	(306,439)	557,434

06.01 – NOTES TO THE FINANCIAL STATEMENTS

26.   INFORMATION BY BUSINESS UNIT

(i)     Consolidated balance sheet by business unit

	9/30/2010
	Steel	Mining	Logistics, Energy and Cement	Corporate Center and Others	Total
Current assets	3,924,866	1,324,076	1,128,654	12,616,893	18,994,489
Cash and cash equivalents				11,483,807	11,483,807
Accounts receivable	335,086	770,594	239,418		1,345,098
Taxes recoverable				1,087,115	1,087,115
Guarantee margin - financial instruments	205,273				205,273
Inventories	2,491,060	528,996	357,976		3,378,032
Other	893,447	24,486	531,260	45,971	1,495,164
Noncurrent assets	8,770,323	3,849,321	4,781,727		17,401,371
Long-term assets	2,539,621	500,225	355,002		3,394,848
Investments, property, plant and equipment and intangible assets	6,230,702	3,349,096	4,426,725		14,006,523
Total Assets	12,695,189	5,173,397	5,910,381	12,616,893	36,395,860
Current liabilities	1,563,691	146,652	303,966	3,694,850	5,709,159
Loans, financing and debentures				2,902,495	2,902,495
Suppliers	429,464	59,618	144,585		633,667
Corporate income and social contribution taxes				46,462	46,462
Tax payable	245,258	19,131	62,092		326,481
Tax installments				633,492	633,492
Accounts payable	418,196	3,868	35,150		457,214
Contingencies				112,401	112,401
Other	470,773	64,035	62,139		596,947
Noncurrent liabilities	64,718	41	27,875	22,930,700	23,023,334
Loans, financing and debentures				18,018,083	18,018,083
Net contingencies judicial deposits				794,201	794,201
Obligations and taxes paid in installments				846,237	846,237
Accounts payable long-term	64,718	41	27,875		92,634
Other				3,272,179	3,272,179
Minority interest				143,229	143,229
Net differences	11,066,780	5,026,704	5,578,540	(14,151,886)
Shareholders' equity					7,520,138
Total liabilities and shareholders' equity	12,695,189	5,173,397	5,910,381	12,616,893	36,395,860

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(ii)     Net revenue and cost of goods sold

										Consolidated
				9/30/2010					9/30/2009
	Tonnes (thousand) (not reviewed)	Net revenue	Cost of Goods Sold and Services Rendered	Gross income	%	Tonnes (thousand) (not reviewed)	Net revenue	Cost of Goods Sold and Services Rendered	Gross income	%

Steel
Steel	3,751,826	7,622,737	(4,525,468)	3,097,269	41%	2,910,484	5,582,419	(4,028,663)	1,553,756	28%
Domestic market	3,276,260	6,817,054	(3,824,015)	2,993,039	44%	2,239,285	4,731,398	(3,189,608)	1,541,790	33%
Foreign market	475,566	805,683	(701,453)	104,230	13%	671,199	851,021	(839,055)	11,966	1%
Other products and services		182,578	(89,088)	93,490	51%		216,762	(182,051)	34,711	16%
		7,805,315	(4,614,556)	3,190,759	41%		5,799,181	(4,210,714)	1,588,467	27%
Mining
Ore	14,080,831	2,289,644	(682,079)	1,607,565	70%	13,334,896	1,407,757	(770,286)	637,471	45%
Domestic market	1,124,286	155,125	(21,398)	133,727	86%	634,014	49,836	(8,908)	40,928	82%
Foreign market	12,956,545	2,134,519	(660,681)	1,473,838	69%	12,700,882	1,357,921	(761,378)	596,543	44%
Other products and services		214,315	(199,814)	14,501	7%		126,427	(152,773)	(26,346)	-21%
		2,503,959	(881,893)	1,622,066	65%		1,534,184	(923,059)	611,125	40%

Infrastructure
Domestic market		825,134	(482,875)	342,259	41%		802,682	(423,263)	379,419	47%

Cement
Domestic market	681,117	137,656	(113,533)	24,123	18%	146,993	27,738	(29,505)	(1,767)	-6%
Other products and services		2,737	(1,529)	1,208	44%		1,493	(1,054)	439	29%
		140,393	(115,062)	25,331	18%		29,231	(30,559)	(1,328)	-5%
Corporate/Other		(268,777)	280,125	11,348	-4%		(243,823)	293,008	49,185	-20%

TOTAL		11,006,024	(5,814,261)	5,191,763	47%		7,921,455	(5,294,587)	2,626,868	33%

06.01 – NOTES TO THE FINANCIAL STATEMENTS

27.   STATEMENT OF VALUE ADDED

	Consolidated		Parent Company
				9/30/2009
	9/30/2010	9/30/2009	9/30/2010	Adjusted
				Resolution 624
Revenues
Sales of goods, products and services	13,378,450	10,633,144	10,290,344	7,771,005
Other revenues/expenses	2,021	794,322	2,103	797,827
Allow ance for/reversal of doubtful accounts	(47,078)	(83,431)	(49,868)	(80,599)
	13,333,393	11,344,035	10,242,579	8,488,233
Input acquired from third parties
Costs of products, goods and services sold	(5,905,717)	(5,752,326)	(4,901,345)	(4,209,657)
Materials, energy - Third party services - other	(859,462)	(882,446)	(668,009)	(545,369)
Asset impairment	(7,012)	(22,224)	(7,536)	(21,090)
	(6,772,191)	(6,656,996)	(5,576,890)	(4,776,116)
Gross value added	6,561,202	4,687,039	4,665,689	3,712,117
Retention
Depreciation, amortization and depletion	(672,340)	(580,158)	(499,401)	(428,092)
Net value added produced	5,888,862	4,106,881	4,166,288	3,284,025
Value added received in transfers
Equity pick-up			1,156,221	1,313,275
Financial income/assets exchange variation	(19,216)	76,422	110,811	(979,694)
Other	4,427	5,902	3,117	5,347
	(14,789)	82,324	1,270,149	338,928
Total value added to distribute	5,874,073	4,189,205	5,436,437	3,622,953

DISTRIBUTION OF VALUE ADDED
Personnel	721,170	753,196	469,053	521,775
Direct compensation	559,582	584,280	352,583	396,058
Benefits	123,886	123,719	90,055	90,508
Government Severance Indemnity Fund for Employees (FGTS)	37,702	45,197	26,415	35,209
Taxes, fees and contributions	1,692,016	1,552,288	1,214,675	987,554
Federal	1,411,845	1,253,286	1,013,869	755,049
State	255,849	278,809	183,104	220,163
Municipal	24,322	20,193	17,702	12,342
Third party capital remuneration	1,365,104	30,491	1,677,094	297,574
Interest	1,353,865	24,916	1,675,210	295,904
Rentals	11,239	5,575	1,884	1,670
Remuneration of shareholders' equity	2,095,783	1,853,230	2,075,615	1,816,050
Interest on shareholders' equity	267,613	273,563	267,613	273,564
Retained earnings	1,808,002	2,337,290	1,808,002	1,542,486
Earnings in inventories	20,168	(757,623)
	5,874,073	4,189,205	5,436,437	3,622,953

06.01 – NOTES TO THE FINANCIAL STATEMENTS

28.   EMPLOYEES' PENSION FUND

(i) Management of the Private Pension Plan

The Company is the main sponsor of CBS Previdência, a private not-for-profit pension fund established in July 1960, main purpose of which is to pay supplementary benefits to participants in the official Pension Plan. CBS Previdência is composed of employees of CSN, CSN-related companies and the entity itself, provided they sign the adherence agreement.

(ii) Description of characteristics of the plans

CBS Previdência has three benefit plans:

35%-of-average-salary plan

It is a defined benefit plan (BD), which began on February 1, 1966, for the purpose of paying retirements (due to time in service, special cases, disability or age) on a life-long basis, equivalent to 35% of the participant’s last average 12 salaries. The plan also guarantees the payment of a sickness allowance to a participant on sick leave through the Official Pension Plan and it also guarantees the payment of death grant and a cash grant. The active and retired participants and the sponsors make thirteen contributions per year, which is the same as the number of benefits paid. This plan became inactive on October 31, 1977, when the supplementation of the average salary plan, which is in process of extinction, came into force.

Supplementation plan for the average salary

The defined benefit plan (BD) began on November 1, 1977. The purpose of this plan is to supplement the difference between the 12 last average salaries and the benefit paid by the Social Security Pension Plan (Previdência Oficial) benefit, to the retired employees, on a life-long basis. Like in the 35% Average Salary Plan, there is sickness allowance, death grant and pension coverage. Thirteen contributions are paid per year, the same number of benefits paid. This plan became inactive on December 26, 1995, after the combined supplementary benefits plan has been implemented.

Combined supplementary benefit plan

Begun on December 27, 1995, this is a combined variable contribution plan (CV). Besides the programmed pension benefit, there is the payment of risk benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the total accumulated sponsor’s and participant’s contributions (thirteen per year). Upon the participant’s retirement grant, the plan starts having a defined benefit plan and thirteen benefits are paid per year.

On September 30, 2010 and June 30, 2010, the plans are composed as follows:

	35%-of-Average-Salary Plan		Supplementation Plan for the Average Salary		Combined Supplementary Benefit Plan		Total members
	9/30/2010	6/30/2010	9/30/2010	6/30/2010	9/30/2010	6/30/2010	9/30/2010	6/30/2010
Members
In service	10	10	16	17	14,624	13,735	14,650	13,762
Retired	4,452	4,515	4,599	4,623	882	854	9,933	9,992
	4,462	4,525	4,615	4,640	15,506	14,589	24,583	23,754
Related beneficiaries:
Beneficiaries	3,682	3,718	1,461	3,718	99	99	5,242	7,535
Total participants
(members/ beneficiaries)	8,144	8,243	6,076	8,358	15,605	14,688	29,825	31,289

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(iii) Solution approaches for the payment of the actuarial deficit

According to Official Letter 1555/SPC/GAB/COA of August 22, 2002, confirmed by Official Letter 1598/SPC/GAB/COA of August 28, 2002, a proposal for refinancing the reserves to amortize the sponsors’ liability in 240 consecutive monthly installments, monetarily indexed by INPC + 6% p.a., starting as from June 28, 2002 was approved.

The agreement establishes the prepayment of installments should there be a need for cash in the defined benefit plan and the incorporation to the updated debit balance of the eventual deficits/surpluses under the sponsors’ responsibility, so as to preserve the equilibrium of the plans without exceeding the maximum period of amortization stipulated in the agreement.

(iv) Actuarial liabilities

Due to the CVM Resolution 371/00, which approved the NPC 26 of IBRACON – “Accounting of the Employee’s benefits” and which established new accounting practices for the calculation and disclosure, the Management, through a study performed by external actuaries, determined the effects arising from this practice, and the Company has kept records in conformity with the actuarial report issued on January 21, 2010.

	Plans on 12/31/2009
	35%-of-	Supplementation Plan	Combined
	Average-	for the Average	Supplementary	Total
	Salary	Salary	Benefit Plan
Present value of the actuarial liabilities w ith guarantee	307,302	1,187,161	1,351,213	2,845,676
Plan's assets fair value	(348,787)	(1,514,694)	(1,481,034)	(3,344,515)
Present value of the actuarial obligations exceeding the assets fair value	(41,485)	(327,533)	(129,821)	(498,839)
Adjustments by allow ed deferral:	67,392	400,975	78,294	546,661
- Unrecognized actuarial gains	67,392	400,975	60,394	528,761
- Unrecognized cost of service rendered			17,900	17,900
Present value of the amortizing contributions of members	(6,443)	(22,960)		(29,403)
Actuarial liabilities/ (assets)	19,464	50,482	(51,527)	18,419
Provisioned actuarial liabilities / (assets) (long-term / other)	19,464	50,482		69,946

Breakdown of actuarial liability

On September 30, 2010, the Company does not have a provision for actuarial liabilities since defined benefit contribution plans have surplus.

With regards to the recognition of the actuarial liability, the amortizing contribution related to the portion of the participants in the settlement of the reserve insufficiency was deducted from the present value of total actuarial liabilities of the respective plans. Some participants are questioning this amortizing contribution in court, however,  the Company, grounded on the opinion of its legal and actuarial advisors, understands that this amortizing contribution was duly approved by the Brazilian Department of Supplementary Private Pensions – SPC and, therefore, is legally due by the participants.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

In accordance with the actuarial calculations prepared using the projected credit unit method, the amounts to be appropriated in 2010 are as follows:

	ESTIMATES PER PLAN - 2010
	35%-of-	Supplementation Plan	Combined
	Average-	for the Average	Supplementary	Total
	Salary	Salary	Benefit Plan
Cost of current service	(12)	(203)	(3,673)	(3,888)
Interest on actuarial liabilities	(31,980)	(124,918)	(22,109)	(179,007)
Expected income from assets	34,873	152,055	35,295	222,223
Cost of amortizations	16,257	46,205	2,659	65,121
- Unrecognized actuarial gains	16,257	46,205	1,568	64,030
- Unrecognized cost of service rendered			1,091	1,091
Expected impact on the 2010 result	19,138	73,139	12,172	104,449

Main actuarial assumptions adopted in the calculation of the actuarial liability on December 31, 2009

Actuarial financing method	Projected Credit Unit

Functional Currency	Real (R$)

Accounting for the plan assets	Market Value

Amount used as estimate for the closing shareholders’ equity for the year	Best estimate for shareholders’ equity on the closing date of the fiscal year obtained based on the projection of the amounts recorded in October

Nominal annual rate of return on investments	35% of the average: 10.27%; Supplementation: 10.21%; Millennium: 10.78%

Nominal annual rate for discount of the actuarial liability	11.18%

Nominal annual rate of salary growth	5.24%

Nominal annual index for social security benefits correction	4.2%

Long-term annual inflation rate	4.2%

Administrative expenses	The amounts used are net of administrative expenses

General mortality table	AT2000 segregated by gender

Disability table	Mercer Disability with probabilities multiplied by 2

Disabled mortality table	Winklevoss - 1%

Turnover table	Millennium Plan 2% per annum, null for BD plans

Retirement age	100% on the first date on which the employee becomes eligible to a retirement benefit scheduled by the plan

Family composition of the participants in activity	95% will be married at the time of retirement, and the wife is 4 years younger than the husband

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The Company does not have other post-employment benefit plans.

29.   INSURANCE

Aiming at properly mitigating risks and in view of the nature of its operations, the Company and its subsidiaries took out several different types of insurance policies. The policies are taken out in line with the Risk Management policy and are similar to insurances taken out by other companies operating in the same line as CSN and its subsidiaries. The coverage of these policies include: National Transportation, International Transportation, Carrier Civil Responsibility, Import, Export, Life and Personal Accidents Insurance, Health, Vehicle Fleet, D&O (Administrator Civil Responsibility Insurance), General Civil Responsibility, Engineering Risks, Sundry Risks, Export Credit, Guarantee Insurance and Port Operator Civil Responsibility.

The Company also renewed the Property Damage and Loss of Profits insurances to its entities and subsidiaries with the following exceptions: Usina Presidente Vargas, Casa de Pedra, Mineração Arcos, CSN Paraná, Terminal de Carvão TECAR (it has Property Damage), which are under negotiation with insurance and reinsurance companies in Brazil and abroad in order to obtain, place and pay these other policies.

The risk assumptions adopted, given their nature, are not part of the scope of a quarterly information review, and, consequently, they were not reviewed by our independent auditors.

During the period between June 17 and 20, 2010, rainfalls hit the states of Pernambuco and Alagoas. As a result, Tronco Sul Recife track that connects the city of Cabo (Pernambuco)  and the city of Porto Real do Colégio (Alagoas) was damaged in several stretches, from km 29 to km 450, caused by floods in several locations, affecting infrastructure and superstructure of the rail network. The company contracted an insurance with MAPFRE Vera Cruz Seguradora SA, which covers civil construction works. The insurance company and the regulatory agency appointed by reinsurers already started to map and inspect the damaged area but, until the conclusion of this quarterly review, the experts were not able to conclude their reports with the insurance company, mainly due to the difficult access to the region. Consequently, it was not possible to measure the impact on our financial statements ended September 30, 2010. After the conclusion of the expert report and complete survey of impact on the Company’s property, plant and equipment, then this impact will be recognized in the financial statements, however, no significant impact on the Company’s results is expected.

30.   Subsequent events

•       Conduct Adjustment Agreement

On October 4, 2010, a Conduct Adjustment Agreement (TAC) was executed referring to environmental actions at the Presidente Vargas Plant area in the city of Volta Redonda. The amount to be invested is R$216 million, of which R$16 million are allocated to environmental compensation and R$200 million in 90 environmental preservation actions as investments for a term of three years.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

•       Guaranteed Perpetual bonds

On October 14, 2010, the Company fully reddemed Guaranteed Perpetual Bonds issued in 2005, through its wholly-owned subsidiary CSN Islands X Corp., guaranteed by CSN, at a 9.50% p.a. interest rate and amounting to US$750 million, plus the accured interest rates and not paid up to the redemption date and any additional amounts payable regarding the Guaranteed Perpetual Bonds.

•       Cancellation of treasury shares

On October 20, 2010, the Company called na Extraordinary General Meeting to resolve on the cancellation of 27,325,535 treasury shares, without capital stock reduction. The minimum quorum for the instatement of the meeting was not reached and a new call was made for the meeting to be held on November 1, 2010. 25,063,577 shares that remained lieneed will be duly held in treasury, until further release.

06.01 – NOTES TO THE FINANCIAL STATEMENTS

SEE ITEM 12:

“For further information see comments on the Company’s consolidated performance in the quarter”

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

Production

The Presidente Vargas Steelworks produced 1.23 million tonnes of crude steel in 3Q10, 3% more than in 2Q10, while rolled steel output fell by 5% to 1.20 million tonnes.

Production (in thousand t)	3Q09	2Q10	3Q10	Change
				3Q10 x 2Q10	3Q10 x 3Q09
Crude Steel (P Vargas Mill)	1,177	1,199	1,233	3%	5%
Purchased Slabs from Third Parties	0	0	0	-	-
Total Crude Steel	1,177	1,199	1,233	3%	5%
Rolled Products (UPV)	1,323	1,187	1,133	-5%	-14%
Coils from Third Parties Consumption	0	80	70	-13%	-
Rolled Products (UPV)	1,323	1,267	1,203	-5%	-9%

Production Costs (Parent Company)

CSN’s total production costs stood at R$1,441 million in 3Q10, very close to the 2Q10 figure of R$1,433 million, with the increase in raw material costs being offset by an equivalent reduction in general manufacturing costs.

Raw materials: increase of R$37 million, primarily related to the following inputs:

-          Coal: upturn of R$49 million, basically due to higher acquisition cost and increased consumption;

-          Other raw materials: reduction of R$12 million, especially in regard to coating metals.

Labor: labor costs remained at the same level of 2Q10.

General costs: reduction of R$36 million, chiefly due to:

-          Energy and fuel: decline of R$7 million, especially natural gas;

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

-          Maintenance and supplies: reduction of R$29 million, primarily in the services line.

Depreciation: increase of R$7 million due to new incorporation of assets.

Sales

Total Sales Volume

CSN’s flat steel sales volume totaled 1.2 million tonnes in 3Q10, 8% down on the previous quarter. In 3Q10, steel product sales volume breakdown was: 87% for the domestic market, 10% for overseas subsidiaries, and 3% for exports.

Domestic Market

Domestic flat steel sales volume in 3Q10 fell by 10% over 2Q10 to 1.0 million tonnes.

Sales in the domestic market, where margins are traditionally higher, accounted for 87% of total sales in the quarter.

Exports

Exports reached 160,000 tonnes in 3Q10, 7% up on 2Q10. Sales by CSNLLC and Lusosider reached 119,000 tonnes, while direct exports totaled 41,000 tonnes.

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

 Prices

In 3Q10, net revenue per tonne averaged R$2,055, less than 1% below the 2Q10 figure, impacted by the period reduction in prices and mix of products sold.

Mining

✓  PRODUCTION

Own production of finished iron ore products1 totaled 6.9 million tonnes in 3Q10, remaining flat over the previous quarter. Of this total, 5.4 million tonnes came from the Casa de Pedra mine and 1.5 million from Namisa. Namisa’s purchases from third parties amounted to 3.7 million tonnes, 2.0 million of which acquired from CSN.

(1) Production volume, purchases and sales include 100% of the stake in Namisa.

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

In the first nine months, production of finished products1 reached 20.0 million tonnes, 18% up year-on-year, 16.1 million of which from Casa de Pedra and 3.9 million from Namisa. Namisa acquired 8.9 million tonnes from third parties, 4.6 million of which from CSN.

✓  SALES

In 3Q10, total sales of finished iron ore products1 by CSN and Namisa, excluding own consumption, amounted to 7.0 million tonnes, 13% more than in 2Q10 and a new Company’s record. Exports totaled 6.7 million tonnes, 4.4 million tonnes of which were sold by Namisa. Domestic sales stood at 0.3 million tonnes.

Year-to-date sales of finished iron ore products by CSN and Namisa reached 18.9 million tonnes1, 15% up on the first nine months of 2009. Exports stood at 17.8 million tonnes, 12 million tonnes of which were sold by Namisa. Domestic sales totaled 1.1 million tonnes.

Iron ore volume for own consumption reached 1.7 million tonnes in 3Q10 and 5.0 million tonnes in 9M10.

✓  INVENTORIES

Finished iron ore product inventories closed 3Q10 at 7.2 million tonnes.

Cement

Cement production totaled 292,000 tonnes in 3Q10, while sales came to 308,000 tonnes, generating net revenue of R$60 million.

Year-to-date cement output stood at 669,000 tonnes, accompanied by sales of 681,000 tonnes and net revenue of R$131 million.

Net Revenue

Net revenue totaled R$3,949 million in 3Q10, 2% up on 2Q10, chiefly due to the 42% upturn in mining revenue, in turn pushed by higher iron ore prices in 3Q10 and increased sales volume.

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

Selling. General and Administrative Expenses

SG&A expenses totaled R$318 million in 3Q10, in line with the R$304 million recorded in the previous quarter.

In the first nine months, these expenses came to R$937 million, 16% up year-on-year, primarily reflecting increased efforts on the sales front.

Other Revenue and Expenses

In 3Q10, CSN recorded a negative R$124 million in the “Other Revenue and Expenses” line, versus expenses of R$80 million in 2Q10. The R$44 million upturn was chiefly due to reinstatement of actuarial liabilities.

EBITDA

EBITDA totaled R$1,832 million in 3Q10, 2% up on 2Q10, primarily due to higher iron ore prices and sales volume. The EBITDA margin remained flat at 46%.

Year-to-date EBITDA came to R$4,932 million, a hefty 105% up year-on-year, accompanied by a margin of 45%, a 15 p.p. improvement.

Financial Result and Net Debt

The 3Q10 net financial result was negative by R$475 million, chiefly due to the following factors:

▪  Interest on loans and financing totaling R$502 million;

▪  Negative monetary and foreign exchange variations of R$107 million, including the result of derivative operations;

▪  The monetary restatement of tax provisions totaling R$90 million.

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

These negative effects were partially offset by returns on financial investments and other financial revenue, totaling R$224 million.

On September 30, 2010, the net debt stood at R$9.4 billion, R$1.1 billion more than the R$8.3 billion recorded on June 30, 2010.

Offsetting EBITDA of R$1.8 billion, the Company invested R$0.9 billion in fixed assets and R$1.3 billion in securities for trading and sale. In addition, the cost of debt came to R$0.5 billion in the quarter and other factors, such as working capital, cost a further R$0.2 billion.

The net debt/EBITDA ratio closed 3Q10 at 1.54x, based on LTM EBITDA of R$6.1 billion, virtually stable when compared to the 1.56x recorded at the end of the previous quarter. The increase in net debt between the two periods was offset by accrued EBITDA growth.

On July 14, CSN, through its wholly-owned subsidiary CSN Resources S.A., issued bonds worth US$1 billion at 6.5% p.a. and maturing in July 2020, pursuant to U.S. Rule 144A and Regulation S. The issue price was 99.096% and the bonds were guaranteed by CSN.

On September 16, CSN, through its wholly-owned subsidiary CSN Islands XII Corp., issued perpetual bonds worth US$1 billion at 7.0% p.a., pursuant to U.S. Rule 144A and Regulation S. The bonds are guaranteed by CSN and the proceeds were primarily used to settle the US$750 million perpetual bonds issued by CSN Islands X Corp in 2005, with return of 9.50% p.a..

Income Taxes

The Income Tax and Social Contribution effective rate increased from 16% in 2Q10 to 28% in 3Q10, reflecting exchange variation results from companies based overseas denominated in Reais. Consequently, in 3Q10 Income tax and Social Contribution expenses totaled R$286 million, R$116 million up on 2Q10.

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

Net Income

CSN posted 3Q10 net income of R$720 million, 19% down on 2Q10, reflecting primarily the R$116 million upturn in income tax and social contribution expenses and negative variation of R$44 million in Other Revenue and Expenses.

Capex

CSN invested R$864 million in 3Q10, R$505 million of which in subsidiaries and jointly-controlled companies, allocated as follows:

✓  Transnordestina Logística: R$363 million;

✓  CSN Cimentos: R$46 million;

✓  CSN Aços Longos: R$39 million;

✓  MRS Logística: R$33 million.

The remaining R$359 million went to the parent company, mostly in the following projects:

✓  Warehousing / Others: R$138 million;

✓  Maintenance and repairs: R$97 million;

✓  Expansion of the Casa de Pedra mine: R$56 million;

✓  Technological improvements: R$29 million;

✓  Expansion of the Port of Itaguaí: R$26 million.

Working Capital

Working capital closed September 2010 at R$2.0 billion, R$42 million up on June 2010 figure, thanks to the R$215 million upturn in assets, fueled by the increases in the "Accounts Receivable”, “Inventories” and “Advances on Taxes” lines. Liabilities moved up by R$173 million, chiefly due to the R$220 million upturn in the “Taxes Payable” line.

The average receivables period at the end of September 2010 was 27 days, stable over 2Q10, while the average supplier payment period narrowed from 33 days to 30 days in the same period. The inventory turnover period averaged 108 days, 13 days more than in 2Q10.

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

WORKING CAPITAL (R$MM)	2Q10	3Q10	Change
			3Q10 x 2Q10
Assets	3,775	3,990	215
Accounts Receivable	1,298	1,345	47
Inventory (*)	2,436	2,553	117
Advances to Taxes	41	92	51
Liabilities	1,837	2,010	173
Suppliers	692	634	(58)
Salaries and Social Contribution	167	189	22
Taxes Payable	936	1,156	220
Advances from Clients	42	31	(11)
Working Capital	1,938	1,980	42

TURN OVER RATIO Average Periods	2Q10	3Q10	Change
			3Q10 x 2Q10
Receivables	27	27	0
Supplier Payment	33	30	(3)
Inventory Turnover	95	108	13
* Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Capital Market

Share Performance

From January through September 2010, CSN’s shares appreciated by 8%, outperforming the IBOVESPA, which increased by 1% in the same period.

On the NYSE, CSN’s ADRs recorded an upturn of 14%, versus 3% for the Dow Jones in the same period.

Daily traded volume in CSN’s shares averaged R$116 million in 9M10, 8% up on the 9M09 average.

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

On the NYSE, daily traded volume in CSN’s ADRs averaged US$94 million in 9M10, 26% higher than the same period last year.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	3Q10*	2Q10*	9M10	9M09
N# of shares	1,510,359,220	1,510,359,220	1,510,359,220	1,510,359,220
Market Capitalization
Closing price (R$/share)	29.33	26.30	29.33	26.13
Closing price (US$/share)	17.67	14.69	17.67	14.71
Market Capitalization (R$ million)	42,762	38,345	42,762	38,093
Market Capitalization (US$ million)	25,762	21,418	25,762	21,440
Total return including dividends and interest on equity
CSNA3 (%)	12%	-24%	8%	100%
SID (%)	20%	-24%	14%	237%
Ibovespa	14%	-13%	1%	64%
Dow Jones	10%	-10%	3%	12%
Volume
Average daily (thousand shares)	3,204	4,022	3,947	5,183
Average daily (R$ Thousand)	90,601	118,773	116,354	107,597
Average daily (thousand ADRs)	4,382	6,377	5,737	7,485
Average daily (US$ Thousand)	71,481	103,821	94,502	74,957
Source: Economática
* Figures were retroactively adjusted to reflect the share split occurred on March 25, 2010.

09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	CIA METALIC DO NORDESTE	01.183.070/0001-95	PRIVATE SUBSIDIARY	99.99	1.36
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		92,284	92,284

02	INAL NORDESTE	00.904.638/0001-57	PRIVATE SUBSIDIARY	99.99	0.45
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		43,981	43,981

03	CSN AÇOS LONGOS	05.023.529/0001-44	PRIVATE SUBSIDIARY	99.99	6.51
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		271,251	240,254

04	CSN STEEL	05.706.345/0001-89	PRIVATE SUBSIDIARY	100.00	45.61
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		480,727	480,727

05	CSN OVERSEAS	05.722.388/0001-58	PRIVATE SUBSIDIARY	100.00	12.84
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		7,173	7,173

06	CSN PANAMA	05.923.777/0001-41	PRIVATE SUBSIDIARY	100.00	11.65
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		4,240	4,240

07	CSN ENERGY	06.202.987/0001-03	PRIVATE SUBSIDIARY	100.00	17.13
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		3,675	3,675

13.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

08	CSN EXPORT	05.760.237/0001-94	PRIVATE SUBSIDIARY	100.00	4.28
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1,036	1,036

09	COMPANHIA METALURGICA PRADA	56.993.900/0001-31	INVESTEE OF SUBSIDIARY/AFFILIATE	100.00	6.57
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		3,155	3,155

10	MRS LOGÍSTICA	01.417.222/0001-77	INVESTEE OF SUBSIDIARY/AFFILIATE	22.93	26.38
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		77,968	77,968

11	TRANSNORDESTINA LOGÍSTICA	02.281.836/0001-37	INVESTEE OF SUBSIDIARY/AFFILIATE	77.02	12.35
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		785,845	785,845

12	SEPETIBA TECON	02.394.276/0001-27	PRIVATE SUBSIDIARY	99.99	2.59
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		253,990	253,990

13	ITÁ ENERGÉTICA	01.355.994/0002-02	INVESTEE OF SUBSIDIARY/AFFILIATE	48.75	8.84
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		253,607	253,607

13.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

14	NACIONAL MINERIOS	08.446.702/0001-05	INVESTEE OF SUBSIDIARY/AFFILIATE	59.99	146.54
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		170,996	284,994

15	CSN CIMENTOS	42.564.807/0001-05	INVESTEE OF SUBSIDIARY/AFFILIATE	99.99	13.71
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		854,228	722,041

14.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 – ITEM	05
2 – ORDER No.	4
3 – REGISTRATION No. AT CVM	CVM/SRE/DEB/2006/01 1
4 – REGISTRATION DATE AT CVM	4/28/2006
5 – SERIES ISSUED	UNIT
6 – TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 – DATE OF ISSUANCE	2/1/2006
9 – EXPIRATION DATE	2/1/2012
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – CONDITION FOR CURRENT REMUNERATION
12 – PREMIUM/DISCOUNT
13 – NOMINAL VALUE (Reais)	10,000.00
14 – AMOUNT ISSUED (Thousands of Reais)	600,000

15 – NUMBER OF SECURITIES ISSUED (UNIT)

60,000
16 – OUTSTANDING SECURITIES (UNIT)	60,000
17 – TREASURY SECURITIES (UNIT)	0
18 – SECURITIES REDEEMED (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION
22 – DATE OF NEXT EVENT	2/1/2011

19.01 - INVESTMENT PROJECTS

We highlight, among the Company’s main investments, the expansion in the production capacity of the Casa de Pedra mine, of Aços Longos and of Itaguaí Port. As of September 30, 2010, the Company also maintains investment project balance of R$845,380, R$36,444 and R$92,405, respectively.

For further information, see the comments on the consolidated performance in the quarter.

21.01 –  SPECIAL REVIEW REPORT - UNQUALIFIED

Independent auditor’s review report

(a free translation from the original in Portuguese)

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

Rio de Janeiro - RJ

1.     We have reviewed the accounting information contained in the Quarterly Financial Information of Companhia Siderúrgica Nacional (the Company) and in the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended September 30, 2010, comprising the balance sheets, the statements of income, changes in shareholders’ equity, cash flows and added value, explanatory notes and the management report, which are the responsibility of its management.

2.     Our review was conducted in accordance with the standards set by IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council (CFC) and consisted mainly of the following: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.     Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in the Quarterly Financial Information referred above, in order to be in accordance with accounting practices adopted in Brazil and the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Quarterly Financial Information.

4.     As mentioned in note 29 of the Quarterly Financial Information, the Company has been negotiating with insurance and reinsurance companies in Brazil and abroad, in order to obtain insurance coverage for property damages and business interruption in certain sites of the Company.

21.01 –  SPECIAL REVIEW REPORT - UNQUALIFIED

5.     As described in note 2, during 2009, the Brazilian Securities and Exchange Commission (CVM) approved several pronouncements, interpretations and guidance issued by the Accounting Pronouncements Committee (CPC), which are effective as from the fiscal year 2010 and changed the accounting practices adopted in Brazil. As permitted by CVM Resolution 603/09, Management of the Company and its subsidiaries opted to present its Quarterly Financial Information in accordance with accounting practices adopted in Brazil until December 31, 2009, not applying these new accounting pronouncements, which have mandatory application for the fiscal year 2010. As required by the above mentioned CVM Resolution 603/09, the Company disclosed this fact in note 2 to the Quarterly Financial Information, and described the main changes that could impact its year-ending financial statements, as well as it clarified the reasons for not disclosing the estimate of the possible effects in the Company’s  shareholders’ equity and statement of income, as required by this Resolution.

São Paulo, October 28, 2010

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

Original in Portuguese signed by

Anselmo Neves Macedo

Accountant CRC SP-160482/O-6 S-RJ

TABLE OF CONTENTS

Grouppp p	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET – LIABILITIES	6
03	01	STATEMENT OF INCOME	8
04	01	04 - STATEMENT OF CASH FLOWS	10
05	01	05 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 7/1/2010 TO 9/30/2010	12
05	02	05 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2010 TO 9/30/2010	13
08	01	CONSOLIDATED BALANCE SHEET – ASSETS	14
08	02	CONSOLIDATED BALANCE SHEET – LIABILITIES	16
09	01	CONSOLIDATED STATEMENT OF INCOME	18
10	01	10.01 - CONSOLIDATED STATEMENT OF CASH FLOWS	20
11	01	11 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 7/1/2010 TO 9/30/2010	22
11	02	11 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2010 TO 9/30/2010	23
06	01	NOTES TO THE FINANCIAL STATEMENTS	24
07	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	87
12	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	88
13	01	EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	97
14	01	CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	100
19	01	INVESTMENT PROJECTS	101
21	01	INDEPENDENT AUDITORS’ REVIEW REPORT	102
		CIA METALIC DO NORDESTE
		INAL NORDESTE
		CSN AÇOS LONGOS
		CSN STEEL
		CSN OVERSEAS
		CSN PANAMA
		CSN ENERGY
		CSN EXPORT
		COMPANHIA METALURGICA PRADA
		MRS LOGÍSTICA
		TRANSNORDESTINA LOGÍSTICA
		SEPETIBA TECON

TABLE OF CONTENTS

Grouppp p	Table	Description	Page
ITÁ ENERGÉTICA
NACIONAL MINÉRIOS
		CSN CIMENTOS	/103

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 9, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.